As filed with the Securities and Exchange Commission on November 6, 1998
                              Registration No.

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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 10-SB

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      CHINA PEREGRINE FOOD CORPORATION
           ------------------------------------------------------
           (Name of Small Business Issuer in its Amended Charter)

              Delaware                               62-1681831
   -------------------------------               -------------------
   (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)                Identification No.)


   777 South Flagler Drive, Suite 1113, West Palm Beach, Florida 33401 USA
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(Address of principal executive offices)                       (Zip Code)

                  Telephone number:          (516) 366-0070
                            --------------------

         Securities to be registered under Section 12(b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered

                 N/A                                     N/A

         Securities to be registered under Section 12(g) of the Act:

                  Common Stock, par value $0.001 per share
                  ----------------------------------------
                              (Title of Class)

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                      CHINA PEREGRINE FOOD CORPORATION

                                 FORM 10-SB

                              TABLE OF CONTENTS

PART 1                                                                     Page

Item  1.    Description of Business........................................

Item  2.    Management's Discussion and Analysis of
             Financial Condition and Operations............................

Item  3.    Description of Property........................................

Item  4.    Security Ownership of Certain Beneficial Owners
             and Management................................................

Item  5.    Directors, Executive Officers, Promoters
             and Control Persons...........................................

Item  6.    Executive Compensation.........................................

Item  7.    Certain Relationships and Related Transactions.................

Item  8.    Description of Securities......................................

PART II

Item  1.    Market Price of and Dividends on the Company's
             Common Equity and Other Shareholder Matters...................

Item  2.    Legal Proceedings..............................................

Item  3.    Changes in and Disagreements with Accountants..................

Item  4.    Recent Sales of Unregistered Securities........................

Item  5.    Indemnification of Directors and Officers......................

PART F/S Financial Statements..............................................

PART III

Item  1.    Index to Exhibits..............................................

            Signatures.....................................................


PART I

ITEM 1 - DESCRIPTION OF BUSINESS

                   BUSINESS AND DEVELOPMENT OF THE COMPANY

China Peregrine Food Corporation (the "Company" or "we") is a Delaware corporation formed on April 26, 1996. Presently, the Company owns the controlling interest in a Sino-American joint venture in China known as Green Food Peregrine Children's Food Co. Ltd. ("Green Food Peregrine").
Green Food Peregrine is in the business of processing and distributing dairy and non dairy food products in the People's Republic of China and, at present, owns and operates a dairy processing plant in Shanghai. Green Food Peregrine is an equity joint venture with registered capital of US $5,000,000 and established under the law of the People's Republic of China on July 3, 1993. The equity interest of Green Food Peregrine presently is divided among the Company (70%) and its Chinese partner, China National Green Food Corporation ("China National Green Food") (30%). Consistent with the national scope of the Green Food Peregrine joint venture, China National Green Food is wholly owned by the Ministry of Agriculture of the People's Republic of China.

The business focus of Green Food Peregrine is providing milk and non-carbonated beverages in China through the development and utilization of advanced food technology and western-style marketing expertise. Currently, Green Food Peregrine is manufacturing and distributing dairy products in Shanghai and is in the process of developing a number of new and non-carbonated beverages for infants and school age children. Green Food Peregrine intends to establish processing facilities and operate in cities with a population of more than two million throughout China.

From April of 1993, through March 5, 1997, the majority equity interest in Green Food Peregrine was owned by China Peregrine Enterprises, Limited ("China Peregrine Enterprises"), a Texas limited partnership created for the sole purpose of controlling the operation of the Green Food Peregrine joint venture business. The Green Food Peregrine joint venture company was formed pursuant to a Joint Venture Contract and Articles of Association, dated April 13, 1993, by and among China National Green Food, China Peregrine Enterprises, and Amer-China Partners Ltd. ("Amer-China"). Pursuant to the Joint Venture Contract and the Articles of Association for Green Food Peregrine, China Peregrine Enterprises was required to invest US $3,000,000 as its share of the joint venture's registered capital, with an initial investment of US $720,000. Subsequent to the initial investments by the respective parties, the Articles of Association were amended to reflect an additional capital contribution by China Peregrine Enterprises, so that it ultimately obtained a 70% interest in Green Food Peregrine.

At the close of the calendar year 1996, China Peregrine Enterprises sought to make its final required capital contribution installment of approximately US $1,200,000 by obtaining financing outside of the limited partnership participants. Those efforts resulted in the March 5, 1997, purchase of the assets of China Peregrine Enterprises by the Company in exchange for common stock of the Company. The assets purchased by the Company consisted of China Peregrine Enterprises' equity interest in Green Food Peregrine and its contractual rights under the Green Food Peregrine Joint Venture Contract. After the acquisition of the China Peregrine Enterprises assets by the Company, the partners of that limited partnership held 45% of the Company's common stock.

The Company, which was formed on April 26, 1996, under the laws of the state of Delaware, was formerly known as Shakespeare Holding, Inc. ("Shakespeare"). In February, 1997, Shakespeare merged with Manor Products Corp., a Delaware company established on January 26, 1996, and changed its name to China Peregrine Food Corporation. Manor was a shell company with 331 shareholders and no operating history. Similarly, China Peregrine Food Corporation was a company without substantial assets or operating activity until it purchased the assets of China Peregrine Enterprises in March, 1997.

The March 5, 1997 purchase of the assets of China Peregrine Enterprises by the Company resulted in the Company becoming an operating entity. In consideration for this purchase, the Company issued 45% of its outstanding common stock to the limited partnership. As a result, owing to the Company's non-operating status prior to the above described acquisition, this transaction has been accounted for as a "reverse" acquisition for financial reporting purposes. Although China Peregrine Enterprises is deemed to be the acquiring company for financial accounting and reporting purposes, the legal status of the Company as the surviving and operating corporation remains intact.

With the Company's acquisition of 100% of the assets of China Peregrine Enterprises, the Company was poised to become the controlling partner of Green Food Peregrine. Since, however, Green Food Peregrine is a national Chinese joint venture, the Company's replacement of China Peregrine Enterprises as the controlling partner was subject to (1) the approval by the Board of Directors of Green Food Peregrine and (2) the approval by the Ministry of Foreign Trade and Economic Cooperation (MOFTEC), which is the Chinese governmental authority that initially approved the Green Food Peregrine joint venture in 1993. In typical fashion, that approval process took the form of proposed amendments to the Green Food Peregrine Articles of Association, calling for the replacement of China Peregrine Enterprises with the Company. In addition, the Joint Venture Contract was modified to reflect the change. During the interim period between the March 5, 1997 acquisition transaction and final governmental approval, the Company operated Green Food Peregrine pursuant to an agency agreement executed by China Peregrine Enterprises and the Company. Final governmental approval for the amended Articles of Association was obtained on July 31, 1998.

As part of the March 5, 1997 transaction between the Company and China Peregrine Enterprises, the Company contributed approximately US $1,200,000 to the registered capital of Green Food Peregrine, satisfying the requirements of both the Green Food Peregrine Joint Venture Contract and the Articles of Association, for the payment of the final installment of the registered capital.

On October 1, 1997, the Company and Amer-China executed an agreement for the transfer of Amer-China's contract rights and equity interest in Green Food Peregrine to the Company. The consideration for this transfer was 120,000 shares of the Company's common stock. With the approval of this transfer by the Ministry of Foreign Trade and Economic Cooperation, the Company's equity interest in Green Food Peregrine increased from 67.6% to 70%.

On May 2, 1998, the Company approved and ratified an agreement between the Company and China National Green Food for the increase of the Company's equity interest in Green Food Peregrine from 70% to 76.92%. This change in the ownership ratio will take place upon the payment of an additional US $1,500,000 in registered capital by the Company over the next eighteen months. Since Chinese government regulations require approval of this change of the investment ratio by the Ministry of Foreign Trade and Economic Cooperation, the Company has agreed to an interim loan of US $500,000 to Green Food Peregrine, with the conversion of that loan to registered capital upon obtaining the required governmental approval.


                           BUSINESS OF THE COMPANY

GENERAL
-------

The Company is headquartered in West Palm Beach, Florida. The Company directs the operations of its subsidiary, Green Food Peregrine, from that location and through frequent trips to China by either the Company's
President or Chairman. In addition, we have selected key personnel to run the day to day operation of the Green Food Peregrine dairy processing plant located in Shanghai, the People's Republic of China. As such, we utilize monthly reports from our on site management, together with visits by stateside personnel to monitor and manage the Green Food Peregrine operations.

The mission of the Company is to implement a comprehensive manufacturing, distribution and marketing strategy that allows the Company to operate its joint operations in Shanghai profitably and, subsequently, to expand the joint venture business into new markets with dairy and non-dairy food products. This strategy involves the creation of a nationwide network of state-of-the-art manufacturing facilities that can process products and deliver the highest quality fresh refrigerated pasteurized milk to the local consumer. Such facilities will allow the Company to develop its position as an effective competitor in the dairy business in major cities in China and allow for the expansion of the Company's business into other dairy and non-dairy food products. As such, the present business of the Company is two-fold: first, the manufacturing, marketing and distribution of dairy and, ultimately, a combination of dairy and non-dairy products to consumers; and second, the expansion of these operations to major cities throughout the People's Republic of China, either through acquisitions of existing dairy processing facilities or the construction of new facilities.

PRINCIPAL PRODUCTS, MARKETS AND DISTRIBUTION METHODS
----------------------------------------------------

The Products
------------

Historically and at present, the predominant milk product available to consumers in major cities in the People's Republic of China has been non-refrigerated "baggie milk," prepared for retail consumption on a daily basis. Once opened, baggie milk must be consumed immediately, since the shelf life of this product is non-existent. The processing of baggie milk customarily has involved either a type of pasteurization that has not met western bacteria count standards, or the utilization of an ultra high temperature (UHT) process. As a result of the excessive temperatures to which the milk is subjected, however, the UHT process can adversely affect the nutrient value and the taste of the end product. The distribution of milk in China has been through a methodology known as the "reserve system" which was put in place more than a decade ago as a way to deliver state-produced milk directly to milk stations and public housing units. Since refrigeration is not part of this distribution system, the trend in recent years has been to utilize UHT processed milk products in an attempt to meet bacteria count standards.

Fresh, pasteurized and refrigerated milk of western quality and other fresh dairy beverages generally have not been available at the retail level to any significant degree. In recent years, several state owned facilities in major cities, along with a few regional joint ventures between the Chinese government and private groups, have developed more advanced methods of processing, packaging, and delivering fresh, refrigerated milk products. To date, however, these fresh refrigerated milk products represent less than a fifteen percent market share in the major markets throughout the People's Republic of China.

The Company's subsidiary, Green Food Peregrine, has constructed an initial manufacturing facility in Shanghai that processes, packages and distributes western quality fresh, pasteurized, refrigerated milk. Green Food Peregrine has produced and distributed branded products of this type since the second quarter of 1995. Initially, the Shanghai plant was set up as a test market to develop the Company's operational plans, ranging from production, operations, marketing and sales, prior to local expansion. Included in this initial and continuing operation is our attempt to implement a strong consumer acceptance for our Happy Family(TM) brand of dairy products. In Shanghai, Green Food Peregrine is the only company that sells western quality pasteurized, fresh, refrigerated milk in gable topped cartons. Five years ago, 100% of the milk purchased by Shanghai consumers was the traditional non-refrigerated baggie milk. In 1998, chain food stores in Shanghai significantly increased the availability of refrigeration at retail. The Happy Family(TM) brand is the only gable top milk sold in Shanghai which is fresh, pasteurized and refrigerated.

Price Strategy
--------------

Green Food Peregrine refrigerated milk is sold in Shanghai at a premium compared to the price per ounce of the milk that is distributed in 240 ml plastic baggie packages. While more expensive, Green Food Peregrine market research conducted in 1994, suggests that consumers would prefer the Happy Family(TM) product over the "baggie milk" product and package. Green Food Peregrine in-market experience through 1998 confirms this and supports our strategy rationale that Chinese consumers are willing to pay a premium for quality and value. Demographic statistics also confirm that urban consumers have the financial capability to pay a premium price for premium value at the consumer products level. Therefore, depending on the competitive individual products, and the quality of those competitive individual products, Green Food Peregrine expects to continue to price its gable top milk higher than the per ounce price of baggie milk.

Distribution
------------

Currently, Green Food Peregrine product distribution is being held at a limited store distribution level pending additional working capital contributions by the Company. Presently, numerous state owned dairies and beverage companies distribute throughout Shanghai. The direct competition for milk in cartons, however, emanates from two state owned enterprises and one Korean joint venture. Sales of carton milk represent approximately 40%
of the total milk sales in the Shanghai metropolitan area.   Since the
commencement of the Shanghai plant operation, Green Food Peregrine has sought to place its products in chain stores in an effort to maximize its distribution efforts. In 1998, approximately 650 chain stores exist in Shanghai, with Green Food Peregrine distributing its product to approximately 70% of these stores. The remaining 30% of the chain stores are in locations in the large Shanghai metropolitan area that are not efficient for our present distribution efforts. We believe that, as time moves forward, the vast majority of milk products will be sold through these stores and new channels of distribution will need to be developed for the smaller retail shops.

Distribution Opportunities
--------------------------

Until the very recent past (in the last three years) most fresh dairy products in China were delivered from a non-refrigerated vehicle to a non-refrigerated point of purchase. Typically, this point of purchase was in the housing units of consumers. As a result, product was delivered within hours of production (in the very early morning hours), purchased by the consumer immediately upon delivery to their housing unit, and consumed within hours of purchase. Under this "reserve system," milk is packaged in 240 ml soft baggie packets that are purchased daily. This milk historically has a high bacteria count and less than satisfactory taste by western standards.

In Shanghai, as well as in most of the rest of China, delivery of fresh, refrigerated products and merchandising of fresh, refrigerated products at
retail virtually had been non-existent.   During the last two years,
however, the appearance of retail super stores and grocery chain stores has opened the door for more "westernized" marketing of refrigerated products such as milk. Today, Green Food Peregrine products are sold in 450 super stores and chain stores. These 450 stores are the largest of this type in Shanghai and represent approximately 85% of the milk business in area chain stores. Given that the number of these supermarkets in Shanghai grew in 1997 by 40%, we expect Green Food Peregrine to be represented in over 800 such stores by the year 2000, as the number of these stores grows.

The incremental product acceptance of premium fresh, refrigerated milk in Shanghai is such that our distribution system must expand. We can produce many times the volume of milk than we can distribute currently and we intend to increase distribution to take advantage of our production capabilities. Accordingly, the strategy developed for Shanghai for 1999 calls for employment of additional refrigerated trucks to facilitate our expected expansion of distribution to the many retail outlets in Shanghai.

Sales Expansion / Working Capital
---------------------------------

In 1999, Green Food Peregrine intends aggressively to expand its sales and distribution in Shanghai. We fully intend to increase our presence in all super stores and supermarkets while continuing to serve a small percentage of the local retail trade. The new consumer buying patterns in Shanghai have attracted many new food retailers in this market as consumer expenditures for food have increased by 60% in the past 5 years.

Servicing these stores and the introduction of new products such as juices could expand our sales approximately three-fold in 1999, and will require capital expenditures, including investment in equipment and working capital to finance receivables. The 1999 plan calls for the investment of approximately US $2,000,000 and, if successfully implemented, could bring the Green Food Peregrine business to a break even point during the next twelve months. In addition, Green Food Peregrine intends to develop, market, and distribute new products in Shanghai and other cities. In the next twelve months, we will focus on the expansion of Green Food Peregrine's market share within the current market and with existing and new products in Shanghai.

Marketing and Advertising
-------------------------

In China, the viewing rate for television is over 80% for those who have watched television as recently as the previous day. This figure rises to 86% for urban population. Nationwide, 54% of households own black and white televisions and another 40% have color televisions. In Beijing and Shanghai, 94% of households own color televisions.

At this time, there virtually is no advertising for milk or ready-to-feed infant formula in Shanghai. There is TV and print advertising for other carbonated and non-carbonated beverages, and multi-national company branded, aseptic and powdered products. We believe that all beverage advertising for branded quality products will increase overall awareness and consumption for these categories. After Green Food Peregrine has expanded its distribution, we intend to begin print and television advertising.

Competition
-----------

In Shanghai, Green Food Peregrine is subject to significant competition from various dairy product producing sources that offer both traditional baggie milk and gable top milk at reduced prices. In the first two months of 1998, a new competitor entered the market and significantly lowered its prices in order to achieve a greater market share. While the price reduction by the competitor was dealt with effectively by the Company to protect its market share, there can be no assurance that similar events will not take place in the future, requiring more drastic measures by Green Food Peregrine. Accordingly, as part of the Company's marketing strategy, we intend to emphasize consumer awareness of the differences in quality and taste between Green Food Peregrine's products and those of competitors. We believe that this type of consumer awareness can mitigate the negative effects of reduced prices by competitors.

Currently, there is competition for gable top milk in Shanghai. This competition is represented by two state dairies and a Korean joint venture. The only pasteurized and fresh product, however, is produced by the Company. As a result, Green Food Peregrine intends to continue its focus on the quality of raw milk purchased, our processing, and the efficiency of packaging and distribution to promote its brand image.

For quite some time, there have been powdered and aseptic packaged products available in China that could be considered as indirect competition to the Happy Family(TM) product line. Green Food Peregrine market research, however, as well as Green Food Peregrine in-market consumer experience, demonstrate a consumer preference for the Happy Family(TM) brand. Green Food Peregrine strategy is to continue to build the Happy Family(TM) brand and logo to create a real competitive point of difference through highest quality products, packaging and effective marketing.

Heinz and Gerber have been importing their non-refrigerated baby food products to China. Also, Nestle and other companies have been importing powdered baby formula and powdered milk. There is a segment of the market that will purchase these products, but market research and the in-market experience of Green Food Peregrine, in combination with its refrigerated distribution system, demonstrates that there is today an existing and growing market for fresh refrigerated Happy Family(TM) products.


ACQUISITION ACTIVITIES AND STRATEGY
-----------------------------------

General
-------

We intend to continue to focus the Company's efforts on producing quality products through technological innovation. In addition, we intend to explore the opportunities presented by our joint venture business which are the result of a shortage of technological facilities with respect to the processing of dairy and other products, the emerging Chinese consumer market, and the shift from a controlled economy to a free market system in this industry. The government of the People's Republic of China has prioritized the development of children's food, in particular milk products, to better serve its people. The role of agriculture, in general, in China is of paramount importance and is the largest segment of China's economy in terms of capital demands, consumer expenditure and employment. In addition, owing to the relatively low level of productivity in agricultural sectors and the challenge of feeding 1.2 billion people, the government of China continues to place a high priority on improving this segment of its economy with new technologies and methodologies. As a result, the Ministry of Agriculture, which wholly owns our partner in Green Food Peregrine, plays an important role in economic and political decisions that effect the food industry in China.

Recently, the Chinese government changed its laws with respect to the future ownership of companies presently owned by state enterprises. These laws now allow for the acquisition of state owned facilities by private investors, including foreign-Chinese joint venture combinations. We intend to pursue an acquisition strategy which involves the creation of new joint ventures with our existing partner to acquire state owned dairies, to retool the production facilities of those dairies, and to offer high quality products to the Chinese consumer.

Hangzhou Meilijian Dairy Co.
----------------------------

On September 3, 1997 and June 28, 1998, respectively, the Company executed agreements to acquire a 52% interest in Hangzhou Meilijian Dairy Products Co., Ltd., ("Hangzhou Meilijian") from American Flavors China, Inc. ("American Flavors China"), a Delaware corporation. The remaining 48% of Hangzhou Meilijian is owned by Hangzhou Dairy Co., a controlled entity of the regional Chinese government. On July 31, 1998, the Board of Directors of Hangzhou Meilijian approved the acquisition. The acquisition transaction is subject to formal approval by the regional government agency. That governmental approval process presently is pending. In the interim period, the operational control of Hangzhou Meilijian has been transferred to the Company pursuant to a principal/agent agreement with American Flavors China, effective July 31, 1998. The Company, with the cooperation of its Chinese partner and American Flavors China, has installed a new management team to run the day to day operation of that dairy facility. A full audit of Hangzhou Meilijian's operations is pending.

The Hangzhou based joint venture has been in business for over 40 years and has over 420 employees. Sales for this joint venture in 1997 were approximately US $6,240,000. Hangzhou Meilijian has 60% of the total market share in the Hangzhou urban area, which has a population of 5.8 million. Hangzhou Meilijian produces and distributes dairy and juice products, including baggie milk, milk powder, aseptic packaged milk and juice products, as well as bottled drinkable yogurt. Hangzhou is located approximately 180 miles from Shanghai. The Company plans to utilize this acquisition and its proximity to the Shanghai operation to cross-market products in both cities.

With this recent approval of the American Flavors China acquisition transaction by the Board of Directors of Hangzhou Meilijian, we intend to complete the formulation of a comprehensive market analysis to determine whether the 85% market share presently enjoyed by Hangzhou Meilijian can be improved.

Potential Acquisition Activities
--------------------------------

In August of 1998, management of the Company met with representatives of our partner in Green Food Peregrine to explore, among other things, the potential acquisition of state owned dairies as part of the national government's announced privatization program, either through the existing joint venture or through the establishment of individual, separate joint ventures for each potential acquisition site. A strategy was developed with our partner to pursue this acquisition program.

As part of this strategy the Chairman and President of the Company, together with representatives of our partner in China, met with representatives of four state-owned dairies and visited each dairy facility. The Company has executed "letters of intent" with each of these dairies and with our partner to continue the acquisition/negotiation process.

In China, the acquisition of state-owned enterprises by foreign entities usually involves the creation of a joint venture company by articles of association contemporaneous with the execution of a joint venture agreement. That agreement then governs the respective registered capital requirements of the parties and the ongoing rights and obligations of such parties in and to the joint venture business. The actual "price" of the acquisition of hard assets is a non-negotiated figure, set prior to the execution of these documents by an appraisal report generated by government qualified and approved third-party business appraisers. Presently, we are examining a proposed joint venture contract for potential use in this process and we are arranging for appraisals of each dairy involved.


DOING BUSINESS IN CHINA

Investments in China involve several risks including internal and international political risks, evolving national economic policies as well as financial and accounting standards, expropriation and the potential for a reversal in economic conditions.

Green Food Peregrine's revenues will be in Chinese Renminbi ("RMB"). In order to pay the Company fees and dividends, Green Food Peregrine will need to convert RMB into US dollars. Under current Chinese law, the conversion of RMB into foreign currency requires government consent. To date, Green Food Peregrine has been able to convert currency without problem. Government authorities however, may impose restrictions which could impact this flexibility.

To complete the planned expansion into additional facilities, we will need various levels of central and local government approval. These approvals may include site permits, building permits, and approval for transfer of assets. While we believe that, because of the importance attached to nutrition issues for children by the central government, the encouragement for the Company to expand either through the Green Food Peregrine joint venture or separate new joint ventures will continue, there can be no assurance of continuation of the government support which Green Food Peregrine has enjoyed since its inception.

With respect to the conditions and activities of Chinese companies with which the Company is involved pursuant to its joint venture contracts, the operations of these joint venture companies must be viewed in the context of the Chinese business environment existing in the People's Republic of China. There can be no assurance that the sources from which information is provided concerning the day to day activities of such joint ventures, including their respective relationships to local governmental and regulatory authorities, are wholly reliable. Official statistics also may be produced on a basis different to that used in western countries. Any of the statements as to operations contained in this document must be subject to some degree of uncertainty due to doubts about the reliability of available information from and with regard to the respective joint ventures.

Moreover, while the government of the People's Republic of China has pursued a policy which has prioritized the development of children's food, in particular milk products, to better serve its people resulting in a focus on the role of agriculture, in general, in China, there can be no assurance that this policy will continue in the long term. Similarly, the recent changes in the laws of China pertaining to the future ownership of commercial facilities presently owned by the state, which has resulted in a perceived policy shift from a controlled economy to a free market system in the dairy industry, may not be accurate in concept or in execution. As such, the risk is present that the acquisition strategy set forth in this document may not be successful owing to a change in government approach, or that the very existence of the joint venture businesses in which the Company has controlling interests may be affected adversely by the vagaries of the existing government.


EMPLOYEES

As of August 31, 1998, the Company had four full time employees located at its West Palm Beach corporate offices. For the same time period, Green Food Peregrine had 75 employees servicing its Shanghai facility.

PART I

ITEM 2 - MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND OPERATIONS

GENERAL

The following discussion and analysis of the Company's financial condition and operations should be read in conjunction with the information which follow, as well as the Report On Audited Consolidated Financial Statements
For The Years Ended December 31, 1996 and 1997. Since, for reporting purposes, a "reverse" acquisition occurred in March of 1997, between the Company and China Peregrine Enterprise, whereby the Company became an operating entity, the discussion and analysis of the periods prior to March of 1997 pertains to the financial condition and operation of China Peregrine Enterprises. The following discussion contains trend information and other forward looking statements that involve a number of risks and uncertainties. The Company's actual future results could differ materially from its historical results of operations and those discussed in the forward looking statements.

Overview
--------

The Company and its subsidiary, Green Food Peregrine, engage in the business of the processing, marketing and distribution of dairy products in the People's Republic of China. Presently, the Company's primary business activities are in the Shanghai market. The business of the Company also involves the acquisition or construction of other dairy processing plants in cities located in the People's Republic of China having a population of at least two million. While the Company has purchased a controlling equity interest in an existing joint venture located in Hangzhou, which produces, markets and distributes dairy products, the approval of the Board of Directors of that joint venture just recently occurred on July 31, 1998. In conjunction with its Chinese partner in that joint venture and the former majority equity holder, the Company has installed a new management team in the Hangzhou facility. Accordingly, except with respect to the potential future operations in Hangzhou, the following historical discussion and analysis does not include the Hangzhou Meilijian operation.

In addition, in conjunction with its Chinese partner in the Green Food Peregrine joint venture, the Company is exploring and negotiating the potential acquisition of four additional dairy processing facilities, which presently are state owned. Owing to the fact that insufficient information is available on a current basis with respect to the historical operation of these state owned dairies, the potential impact of such acquisitions is not included in the following discussion, except as may be set forth in the "trends" section below.

Trends
------

In addition to the matters discussed above, the following are important factors that could cause actual results or events to differ materially from those contained in any forward looking statement made by the Company.

Operating Strategy
------------------

The Company's ability to increase revenues of its existing operation and other facilities which may be acquired will be affected by various factors, including customer demand, and our ability to market our products effectively. The Company's marketing plan requires a continued emphasis on the qualitative differences of our products and competitive products, and the development of other marketing programs necessary to attract new customers in existing markets. There can be no assurance that our operating strategies will be successful or that the Company will be able to generate cash flow adequate to support its operations and internal growth.

In addition, management of the Company's China operation has embarked on several cost cutting and efficiency directed programs in an effort to reduce the costs of sales and general and administrative expenses. While the Company believes those cost efficient methods of production and distribution, such as more stringent operating controls, can be implemented, there is no guaranty that these measures will result in profitability.

Availability of Acquisition Financing
-------------------------------------

The ability of the Company to acquire additional dairy processing facilities at affordable prices, to integrate new operations into our overall strategy, and to grow such operations in a profitable fashion will depend upon the availability of additional capital. The consideration for potential acquisitions will be cash, which the Company will be required to raise through the sale of its equity interests. If we are not successful in raising additional capital, the Company may be limited in its ability to continue its acquisition strategy.


                   YEARS ENDED DECEMBER 31, 1996 AND 1997

FINANCIAL CONDITION

General
-------

For the years ending December 31, 1996 and 1997, the Company had accumulated deficits of US $2,206,628 and US $4,370,266, respectively. As of December 31, 1997, the Company had cash on hand of US $435,630 and reported total shareholders' equity of US $807,976.

RESULTS OF OPERATIONS

On March 5, 1997, the Company purchased the assets of China Peregrine Enterprises Limited. For financial reporting purposes, China Peregrine Enterprises Limited is considered the predecessor to the Company and its operations have been integrated in the financial reporting of the Company for the fiscal year 1996 and the first two months of 1997 as this transaction was accounted for in a way similar to a pooling of interests.

Year Ended December 31, 1996
----------------------------

For the fiscal year ending December 31, 1996, the Company had net sales of $485,682 and a gross loss of $113,830. In addition to the $599,512 cost of sales, the Company had selling expenses of $230,842, and general and administrative expenses of $1,068,839. After interest expenses of $448,272 and other net income of $53,785, the Company had a net loss before income taxes of $1,807,998. Since the Company does not own 100% of the equity interest in Green Food Peregrine, its share of the loss before income taxes amounted to $1,331,763, resulting in a basic loss per share of $1.28.

General and administrative expenses have been and are projected to be a significant percentage of revenue at this stage of the Company's existence. The loss from operations for the 1996 year was due primarily to the high level of general and administrative expense as a percentage of revenue combined with the continuing attempts, as a Company in only its first full year of operation, to penetrate an emerging market with a product whose qualitative virtues were largely unknown to the ultimate consumer.

Year Ended December 31, 1997
----------------------------

For the fiscal year ending December 31, 1997, the Company had net sales of $730,195 and had a gross loss of $122,082. In addition to the $852,277 cost of sales, the Company had selling expenses of $380,836, and general and administrative expenses of $1,873,360. After interest expenses of $234,517 and other net income of $58,200, the Company had a net loss before income tax of $2,552,595. Since the Company does not own 100% of the equity interest in Green Food Peregrine, its share of the loss before income taxes amounted to $2,078,588, resulting in a basic loss per share of $0.59.

As noted above, general and administrative expenses have been and are projected to be a significant percentage of revenue at this stage of the Company's existence. We anticipate that as revenue increases through marketing efforts in Shanghai, and with the acquisition of the Hangzhou Meilijian joint venture, and through other potential acquisitions, general and administrative expenses will increase in total but decrease as a percentage of revenue.

The loss from operations for 1997 continued to result from the high level of expense associated with the continuing attempts to penetrate an emerging market with a product whose qualitative virtues were largely unknown to the ultimate consumer.

In addition, the Company experienced significant general and administrative expenses in connection with the acquisition of the assets of China Peregrine Enterprises (its majority equity interest in the Green Food Peregrine joint venture) and two fund raising exercises in 1997. The Company also spent certain resources to negotiate the acquisition of certain of the assets of American Flavors China, Inc. (its majority interest in the Hangzhou Meilijian joint venture).

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996
---------------------------------------------------------------------

Revenues increased almost 50% to $730,195 in 1997 from $485,682 in 1996. The increase was due to the continuing marketing efforts to penetrate the sophisticated Shanghai market and the increase in sales volume of 1 Liter milk.

Cost of goods sold increased approximately 42% to $852,277 in 1997 from $599,512 in 1996. The increase was due mainly to a higher level of revenue that required a corresponding increase in cost of goods sold. However, cost of goods sold accounting for a percentage of revenue decreased to 117% in 1997 from 123% in 1996. Consequently, the gross profit ratio was increased to negative 17% in 1997 from negative 23% in 1996. The reason for the loss was that the production volume was still under the necessary volume that would bring the Company to a break-even level.

Selling expenses increased approximately 65% to 380,836 in 1997 from 230,842 in 1996. The increase was due mainly to the continuing efforts to penetrate the Shanghai market. As a percentage of revenues, selling expense increased to 52% in 1997 from 48% in 1996. We believe that the increase in selling expense was justifiable as it increased the total revenue in 1997.

General and administrative expenses increased approximately 75% to $1,873,360 in 1997 from $1,068,839 in 1996. This increase reflects the almost $1.09 million of $1.87 million in expenses incurred in the U.S. that were associated with reorganization of the ownership structure of the business, the acquisition of the assets of China Peregrine Enterprises Limited (its majority equity interest in Green Food Peregrine), two fund raising exercises, and a part of the acquisition of some of the assets of American Flavors China, Inc. (its majority equity interest in the Hangzhou Meilijian joint venture). With respect to the general and administrative expense in China operation, total general and administrative expenses decreased approximately 16% to 782,503 in 1997 from 916,386 in 1996. Overall, as a percentage of the total revenue, the general and administrative expenses increased to 256% in 1997 from 220% in 1996.

Interest expense decreased approximately 48% to $234,517 in 1997 from $448,272 in 1996. The reduction in interest expense was a result of the reduction of the outstanding loans from US $2,489,182 in 1996 to US $1,231,914 in 1997, even though the total interest expense in 1997 already included the penalty interest imposed to Green Food Peregrine for the outstanding loans payable to two Chinese commercial banks.

Consequently, the net loss applicable to the Company increased approximately 62% to $2,163,638 in 1997 from $1,331,762 in 1996. The net loss applicable to the Company as a percentage of revenue increased to 285% in 1997 from 274% in 1996.

Based on the results of operations, the Company reported a loss per share of $1.28 in 1996 and $0.59 in 1997. The decrease in the loss per share was due to the new issuance of common stock. As of December 31, 1996, there were 1,040,000 shares of common stock outstanding while as of December 31, 1997 there were 5,289,000 shares of common stock outstanding. Due to the timing of issuance of new shares, however, the weighted average number of shares of common stock outstanding in 1997 was 3,681,827. The loss per share in 1997 decreased by approximately 54% compared with 1996.

Liquidity And Capital Resources
-------------------------------

As of December 31, 1996, the Company reported that net cash provided by operating activities was $243,544, net cash used in investing activities was $303,265, and net cash provided by financial activities was $133,080 with the effect of changes in exchange rates at a negative $39,073.

As of December 31, 1997, the Company reported that net cash used in operating activities was $1,929,803, net cash used in investing activities was $128,727, and net cash provided by financing activities was $2,430,506 with the effect of changes in exchange rates at $5,468.

Net cash used in operating activities increased 892% to $1,929,803 in 1997 from $243,544 of net cash provided by operating activities in 1996. The increase in negative cash flow in operating activities reflects the increase in net loss in 1997 that was attributed to the majority of general and administrative expense incurred in U.S. side, the reduction in accounts payable in China operation, and increase in prepaid assets and other assets.

Net cash used in investing activities decreased approximately 57% to $128,727 in 1997 from $303,265 in 1996. The decrease was due mainly to the fact that there were no significant additions to fixed assets located in China.

Net cash provided by financing activities increased 1726% to $2,430,506 in 1997 from $133,080 in 1996. The major reason for this increase was due to two fund raising exercises conducted in 1997. A Rule 504, Regulation D offering and a Rule 144 offering provided a total of $2,475,000 of cash that allowed the Company acquire the assets from China Peregrine Enterprises Limited and the infusion of working capital in Green Food Peregrine.

The Company's primary requirements for cash (other than for acquisition activities) consist of (1) purchasing transportation equipment for distribution of its products; (2) expenses related to product development, marketing and advertising in Shanghai and, to a lesser extent, in Hangzhou; and (3) repayment of loans to state-owned Chinese banks in the aggregate amount of approximately US $1,507,888 by the end of 1999. The Company estimates that net cash provided by operating activities in 1998 together with cash on hand will enable the Company to meet the anticipated cash requirements for the remainder of 1998. In the meantime, the Company believes that it needs to have additional injection of equity or debt capital to meet the Company's anticipated capital expenditures for 1999.

Accordingly, through the implementation of distribution and marketing strategies discussed in Item 1, the Company intends to pursue internal growth potential as a move toward profitability and fund interim capital needs through the possible public and private sale of debt and equity securities.


                PERIOD FROM JANUARY 1, 1998 TO JUNE 30, 1998

RESULTS OF OPERATIONS

At June 30, 1998, the Company had an accumulated deficit from operations of US$5,578,921. The Company had cash on hand of US$1,180,017 and reported total shareholders' equity of US$1,166,350.

The Company had net sales of $402,993 and a gross loss of $56,618. In addition to the $459,611 cost of sales, the Company had selling expenses of $157,726 and general and administrative expenses of $989,095. After interest expenses of $115,079 and other net income of $51,516 and the accumulated net losses of $94,555 attributed to 2.4% minority interest acquired in February, 1998, the Company had a net loss before income tax of $1,362,535, resulting in a loss per share of $.22.

As in the prior period, general and administrative expenses have been and are continuing to be a significant percentage of revenue at this stage of the Company's existence.


Six Month Period Ended June 30, 1998 Compared to Six Month Period Ended
-----------------------------------------------------------------------
 June 30, 1997
 -------------

Revenues increased almost 30% to $402,993 in 1998 from $311,793 in 1997. The increase was due to the continuing marketing efforts to penetrate the sophisticated Shanghai market and the increase in sales volume of 1 Liter milk.

Cost of goods sold increased approximately 20% to $459,611 in 1998 from $387,613 in 1997. The increase was due mainly to higher revenue that requires a corresponding increase in cost of goods sold. However, the cost of goods sold as a percentage of revenue decreased to 114% in 1998 from 124% in 1997. Consequently, the gross profit ratio increased to negative 14% in 1998 from negative 24% in 1997. The reason for the loss was that the production volume was still under the necessary volume that would bring the Company to a break-even level.

Selling expenses decreased approximately 29% to $157,726 in 1998 from $222,131 in 1997. The decrease was due to the Company cutting expenses and implementing an incentive policy for all sales representatives to encourage reduction of various expenses.

General and administrative expenses increased approximately 47% to $989,095 in 1998 from $674,148 in 1997. The US corporate office's general and administrative expenses increased approximately 149% to $582,946 in 1998 from $234,290 in 1997. This is due to legal expenses, auditing and other professional expenses, office rental expenses, and corporate officer payroll expense that did not exist in the first six months of 1997. The general and administrative expenses incurred in the China operations, decreased approximately 8% to $406,148 in 1998 from $439,858 in 1997. The decrease was due to the Company implementing a cost cutting program in 1998.
Overall, as a percentage of total revenue, the general and administrative expenses increased to 245% in 1998 from 216% in 1997.

Interest expense increased approximately 199% to $115,079 in 1998 from $38,434 in 1997. The increase was due to penalty interest imposed by two Chinese commercial banks.

Consequently, the net loss applicable to the common stock increased approximately 62% to $1,208,654 in 1998 from $744,810 in 1997. The net loss to the common stock as a percentage of revenue increased to 300% in 1998 from 239% in 1997.

The Company reported a loss per share of $.22 in 1998 and $.33 in 1997. The decrease in the loss per share was due to new issues of common shares. As of June 30, 1997 there were 3,660,000 shares of common stock outstanding and as of June 30, 1998 there were 6,021,272 shares of common stock outstanding. Due to the timing of issuance of new shares, the weighted average number of common shares outstanding in 1998 was only 5,289,000. The loss per share in 1998 decreased approximately 33% compared to 1997.

Liquidity And Capital Resources
-------------------------------

As of June 30, 1997, the Company reported that net cash used in operating activities was $950,657 and net cash provided by financial activities was $2,263,236 with a $4,316 effect of exchange rate changes on cash.

As of June 30, 1998, the Company reported net cash used in operating activities was $600,424, net cash used in investing activities was $5,690, and net cash provided by financing activities was $1,383,769 with a negative $33,268 effect of exchange rate changes on cash.

Net cash used in operating activities decreased 37% to $600,424 in the first six months of 1998 from $950,657 in the same period of 1997. The cash used in operating activities decreased due mainly to the accumulated losses of $94,533 recognized in 1998 attributed to the acquisition of 2.4% minority equity interest and $392,707 increase in accrued liabilities and other small items.

Net cash used in investing activities increased approximately 100% to $5,690 in the first six months of 1998 from $0 in the same period of 1997.

Net cash provided by financing activities decreased 42% to $1,383,769 in the first six months of 1998 from $2,263,236 in the same period of 1997. The major reason for this decrease was due to only one fund raising exercise conducted in the first six months of 1998, and two fund raising exercises conducted in the same period of 1997.

The Company's requirements for cash (other than for acquisition activities) consist of (1) purchasing transportation equipment for distribution of its products; (2) expenses relating to product development, marketing and advertising in Shanghai and, to a lesser extent, in Hangzhou; and (3) repaying loans to state-owned Chinese banks in the aggregate amount of approximately US $1,022,864 by the end of 1998. The Company estimates that net cash provided by operating activities in 1998 together with cash on hand will enable the Company to meet anticipated cash requirements for the remainder of 1998. The Company believes it will need to have additional equity or debt capital to meet the Company's anticipated capital expenditures for 1999.


                               DEBT STRUCTURE

On December 27, 1993, Green Food Peregrine entered into a loan agreement with a state owned commercial bank in China and obtained a loan of approximately US $905,819 (RMB7,500,000). This loan matured on December 26, 1996 and bore an interest rate of 12.24% per annum. The loan, which was guaranteed by China National Green Food, contained an increased interest rate penalty if repayments were not made on a timely basis. On December 26, 1996, Green Food Peregrine failed to pay off the principal and interest then due on the loan; the bank thereafter imposed a penalty interest rate of 16.43% per annum on the unpaid accumulated interest due at December 31, 1997. As of that date, Green Food Peregrine had accrued interest payable of approximately US $257,856 (RMB2,135,000), in addition to the principal of the loan.

In June, 1998, we renegotiated this loan and obtained a new repayment schedule, with approximately US $125,606 now becoming due on December 31, 1998, and an additional US $1,038,069 becoming due on December 31, 1999.
The bank further agreed that, as long as Green Food Peregrine completes this repayment schedule in a timely fashion, the bank will waive the penalty interest imposed upon the interest calculation.

On December 1, 1994, Green Food Peregrine entered into a second loan agreement with another state owned commercial bank in China and obtained a loan of approximately US $325,300 (RMB2,700,000). This loan will mature on December 31, 2001, and bears an interest rate of 9.9% per annum. This interest rate is variable and can change in accordance with an annual notice from the China Central Bank. In December, 1997, Green Food Peregrine failed to pay off the regular interest and principal then due. As such, the bank imposed a penalty interest rate of 12.43% per annum on the interest calculation. As of that date, Green Food Peregrine had accrued interest payable of approximately US $122,346 (RMB1,013,000) and a current portion of principal payable of approximately US $120,776 (RMB1,000,000).

In June, 1998, we renegotiated this loan and established a new repayment schedule with the bank which called for payment of approximately US $90,582 (RMB750,000) by September 20, 1998, and additional payments of approximately US $50,726 (RMB420,000) at three month intervals through December 20, 1999. The balance remaining on this loan, if any, is payable on December 31, 1999. The bank has agreed that, as long as Green Food Peregrine completes this payment plan in a timely fashion, the bank will release the penalty interest rate imposed on the interest calculation.

During the organization period of Green Food Peregrine and in April of 1996, China National Green Food loaned the aggregate amount of RMB8,600,000 to Green Food Peregrine. These shareholder loans were converted to paid in capital in 1997 to satisfy the registered capital requirements of China National Green Food pursuant to the Green Food Peregrine Articles of Association. In addition, interest payable of RMB882,721 likewise has been converted to paid in capital.

In April and November, 1996, China National Green Food loaned an additional RMB350,000 and RMB200,000, respectively, to Green Food Peregrine to finance working capital. An interest rate of 12.4% per annum was applied to these loans. Both of these loans were paid in full in September and October, 1997, respectively.

In January, 1997, the major limited partner of China Peregrine Enterprises loaned US $200,000 to that limited partnership in order for China Peregrine Enterprises to meet interim registered capital requirements of the Green Food Peregrine Articles of Association and Joint Venture Contract. In March, 1997, three shareholders of the Company together provided a loan of US $1,315,000 to pay China Peregrine Enterprises' final registered capital requirement to Green Food Peregrine. This last capital contribution was set by the Board of Directors of Green Food Peregrine as a condition precedent to the approval of the Company's acquisition of the interest of China Peregrine Enterprises in and to the Green Food Peregrine joint venture. These two loans were paid off during May and June, 1997, utilizing the proceeds from a Rule 504 regulation D offering by the Company.

In March, 1997, a holder of the majority of the partnership interests in China Peregrine Enterprises (and a major stockholder in the Company), together with two other investors in the Company, assumed a US $1,260,000 outstanding line of credit owed by the limited partnership to a Tennessee-based financial institution. On March 15, 1997, the Company issued 1,260,000 shares of its Series B preferred stock to these shareholders in consideration for this assumption. The line of credit was paid in full in October, 1997.

While the above described related party loans have been paid in full, there can be no assurance that the Company will have the ability to meet the newly negotiated payment schedule to retire the obligations owing to the two state owned banks in China, either by utilizing its capital resources or from the generation of cash flows adequate to support the repayment schedules.

                            EFFECTS OF INFLATION

The Company believes that inflation has not had material effect on its net sales and results of operations.

               EFFECT OF FLUCTUATION IN FOREIGN EXCHANGE RATES

The Company's operating subsidiary, Green Food Peregrine, is located in China. It buys and sells products in China using Chinese Renminbi as functional currency. Based on Chinese government regulation, all foreign currencies under the category of current account are allowed to freely exchange with hard currencies. During the past two years of operation, there were no significant changes in exchange rates. However, there is no assurance that there will be no significant change in exchange rates in the near future.

                              FUTURE OPERATIONS

Since the Company's acquisition of a majority interest in the Hangzhou Meilijian joint venture has recently occurred, the results of operations for Hangzhou Meilijian have not been incorporated herein. We anticipate, however, that the inclusion of the Hangzhou Meilijian operation will have a significant impact on the financial reporting of the Company in the future.
For example, as of December 31, 1997, Hangzhou Meilijian reported approximately US $6,240,000 in revenues. Since an audit of the financial statements of that joint venture under US GAAP and GAAS has not been completed, however, there can be no assurances that the Hangzhou Meilijian joint venture will be profitable.

In addition, if the Company is able to raise additional capital to finance its acquisition of a majority interest in one or more of the state owned dairies presently under consideration with the Ministry of Agriculture, both the revenue reports and the profitability of the Company may be affected materially.

Finally, there can be no assurances of the success of the strategic marketing plan of the Company with respect to its Shanghai operations, or the ability to fund that marketing strategy. The successful implementation of the planned marketing strategy for the Shanghai market could result in a profitable Shanghai operation within a twelve month period. The success of the planned marketing strategy, in addition to the above stated factors, involves the continued focus on consumer acceptance of the qualitative differences between the products being offered by Green Food Peregrine and its competitors.

                  NEW ACCOUNTING STANDARDS NOT ADOPTED YET

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements.

Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132) is effective for financial statements with fiscal years ending beginning after December 15, 1997; earlier application is permitted. The new standard revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures previously required when no longer useful. The Company does not expect the adoption of SFAS No. 132 to have a material effect, if any, on its financial position or results of operations.

Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-Up Activities" which will be effective for financial statements for fiscal years after December 15, 1998 and requires that costs of start-up activities, including organization costs, be expensed as incurred. In accordance with SOP 98-5, the Company expects to write off start up costs in its subsidiary in 1999.

YEAR 2000 STATEMENT

We are currently in the process of identifying, evaluating and implementing changes to computer systems in the United States and the Green Food Peregrine facility in Shanghai, People's Republic of China, as necessary. This issue affects computer systems that have date sensitive software programs or chipsets that may not recognize the year 2000. Systems that do not recognize such information properly could generate erroneous data or cause a system to fail, resulting in an interruption of normal business activities. We do not believe the cost of modifying all systems to be Year 2000 compliant will be material to the Company's financial condition or results of operations. The Year 2000 issue may affect the systems of various entities with which the Company interacts. There can be no assurance that the systems of other companies will be modified in a timely fashion or that failure by another company's computer system to be Year 2000 compliant would not have a material adverse effect on the Company.

PART I

ITEM 3 - DESCRIPTION OF PROPERTY

Neither China Peregrine Food Corporation nor its subsidiary, Green Food Peregrine, currently owns any real property. The Company's corporate offices are located in Phillips Point, West Tower, West Palm Beach, Florida, pursuant to a sublease with the Rubin Foundation, which commenced in June, 1997 and expires December 31, 1998. In June of 1997, the Company prepaid the rent for the entire rental term in the amount of US $119,611.
Currently, the Board of Directors has authorized the Company's President to negotiate a lease for office space in North Palm Beach, Florida, to commence January 1, 1999.

The following properties are currently leased by Green Food Peregrine:

1. Office facilities located in Shanghai for a term ending November 28, 1998, at the rate of RMB16,520 per month (approximately US $1,990).

2. A ground lease for the land on which the dairy processing facility is located for a term ending June 30, 2043, at the rate of RMB25,000.00 per month (approximately US $3,012).

3. Distribution center located in Shanghai, for a monthly tenancy, at the rate of RMB 8,500 per month (approximately US $1,025).

While Green Food Peregrine does not own any real estate, it does own the buildings located on the land which is subject to the above described ground lease. As of December 31, 1997, the plant and buildings comprising the Shanghai facility are carried on the books of Green Food Peregrine at a net book value of US $495,661.

Currently, the Company does not have a policy to acquire property for possible capital gains or income generation. In addition, the Company does not invest in securities of real estate entities or developed or underdeveloped properties.

PART I

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

(a) The following individuals hold 5 % or more of the outstanding voting stock of the Company. No other individual or any group is known to the Company to be the beneficial owner of more than 5% of any class of the Company's voting securities.


                     Name & Address of(2)            Amount & Nature of(3)   Percent of (4)
Title of Class(1)    Beneficial owner                Beneficial Owner        Class
-------------------------------------------------------------------------------------------


Common               Mr. Dale Reese                  3,157,985               22.75%
                     125 Kingston Road
                     Media, PA 19063

Common               American Flavors China, Inc.    1,531,685               11.03%
                     1007 Chestnut Street
                     Newton, MA 02164

Common               Tamarind Management., Ltd.      2,202,327               15.87%
                     31 Broad Street
                     P.O. Box 23
                     St. Helier Channel Islands

Common               Peregrine Enterprises, Inc.     1,070,914                7.71%
                     5350 Poplar Avenue
                     Memphis, TN 38119

<F1>  While listed as "common," the class of stock includes the shares of common stock underlying warrants, options and convertible preferred stock issued by the Company.
<F2>  Insofar as Mr. Paul Downes has investment power with respect to the affairs of Tamarind Management, Ltd., the Company's securities held by Mr. Downes and Tamarind are combined in this table. Similarly, insofar as Mr. Charles Beech has investment power with respect to the affairs of Peregrine Enterprises, Inc., the Company's securities held by Mr. Beech and Peregrine Enterprises are combined in this table.
<F3>  The following is a breakdown, by beneficial owner and title of class, of the common stock issued and common stock underlying warrants, options and convertible preferred stock which the respective holders have the right to acquire within sixty (60) days:



                                                    Number of Shares of
                                                    Common Stock (Issued
Holder               Type of Security               or Capable of Being Acquired)
---------------------------------------------------------------------------------

Mr. Dale Reese       Common                           840,544
                     Warrants                         100,000
                     Series A Convertible Pref.       500,000
                     Series B Convertible Pref.     1,017,441
                     Options                          700,000

Tamarind             Common                           687,000
Management, Ltd.     Series B Convertible Pref.       107,440
                     Options                        1,383,705

Mr. Paul Downes      Common                           24, 182

Peregrine
Enterprises, Inc.    Common                           360,000

Mr. Charles Beech    Common                           200,000
                     Options                          510,914


<F4>  Includes issued shares of common stock plus the shares of common stock underlying warrants, options and convertible preferred stock issued by the Company, which can be acquired within sixty (60) days.


(b) The following includes all who served as directors or executive officers in 1997 and 1998, who hold equity securities of the Company and the total held by all directors and executive officers. This table includes issued shares of common stock plus the shares of common stock underlying warrants, options and convertible preferred stock issued, which can be acquired within sixty (60) days, as above.


                  Name & Address of        Amount & Nature of    Percent of
Title of Class    Beneficial Owner         Beneficial Owner(1)   Class
---------------------------------------------------------------------------

Common            Mr. Dale Reese                3,157,985        22.75%
                  125 Kingston Road
                  Media, PA 19063

Common            Mr. Paul Downes               2,202,327        15.87%
                  (Director)
                  5646 Windrift Lane
                  Boca Raton, FL  33433

Common            Mr. Charles Beech             1,070,914         7.71%
                  (Chairman/CEO/Director)
                  4339 Gwynne Road
                  Memphis, TN 38117

Common            Roy G. Warren                   598,914         4.31%
                  (President/Director)
                  1128 Country Club Road
                  N. Palm Beach, FL 33408

Common            Robert Cummings                 400,000         2.88%
                  (Director)
                  2829 N.E. 44th Street
                  Lighthouse Point, FL 33064

Common            Michael G. Lucci                380,000         2.73%
                  (Director)
                  49 Spanish River Drive
                  Ocean Ridge, FL 33435

Common            John McCormack                  200,000         1.44%
                  (Director)
                  8750 South Grant
                  Burridge, IL 60521

Common            Phillip Pearce                   25,000         0.18%
                  (Director)
                  6624 Glenleaf Court
                  Charlotte, NC 28270

Common            Michael L. Davis                 25,000         0.18%
                  (CFO)
                  20 Harris Avenue
                  Hamptom Beach, NH 03843

Common            Susan Lurvey                     12,000         0.086%
                  (Treasurer/Secretary)
                  6340 Fox Run Circle
                  Jupiter, FL 33458

Common            All directors and executive   4,914,155        35.40%
                  officers as a group


<F1>  The following is a breakdown, by beneficial owner and title of class, of the common stock issued and common stock underlying warrants, options and convertible preferred stock which the respective holders have the right to acquire within sixty (60) days:


                                                       Number of Shares of
                                                       Common Stock (Issued
Holder                   Type of Security              or Capable of Being Acquired)
------------------------------------------------------------------------------------

Mr. Dale Reese           Common                          840,544
                         Warrants                        100,000
                         Series A Convertible Pref.      500,000
                         Series B Convertible Pref.    1,017,441
                         Options                         700,000

Tamarind                 Common                          687,000
Management, Ltd.         Series B Convertible Pref.      107,440
(c/o Mr. Paul Downes)    Options                       1,383,705

Mr. Paul Downes          Common                           24,182
(Individually)

Peregrine
Enterprises, Inc.        Common                          360,000
(c/o Mr. C. Beech)

Mr. Charles Beech        Common                          200,000
(Individually)           Options                         510,914

Roy G. Warren            Common                          188,000
                         Options                         410,914

Robert Cummings          Common                          200,000
                         Warrants                        200,000

Michael G. Lucci         Common                          180,000
                         Warrants                        200,000

John McCormack           Common                          100,000
                         Warrants                        100,000

Phillip Pearce           Common                           25,000

Michael L. Davis         Options                          25,000

Susan Lurvey             Common                           12,000



(c) There currently are no arrangements which may result in a change of ownership or control of the Company.


PART I

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

The following table presents directors, executive officers, promoters and control persons of the Company as of September 30, 1998; directors serve two year terms.


Mr. Charles Beech, Chairman, Chief Executive Officer and Director, Age 56. Term expires 2000

Mr. Beech has a background of senior level management experience within a variety of industries including: consumer products, emerging growth high technology, merchant banking and sales and marketing consulting firms. Mr. Beech has over 25 years of experience in executive level management, sales and marketing, consumer product research and development. As former President of Maybelline Sales Corporation, and following a 17-year career in management with Procter & Gamble, Mr. Beech negotiated with the Chinese government to establish the Green Food Peregrine Children's Food Company joint venture alliance with the Ministry of Agriculture, one of the Chinese joint venture businesses presently run by the Company. Mr. Beech also serves as Chairman, CEO and President of Peregrine Enterprises, Inc., a multi-national corporation which is parent to several consumer market research firms in the United States and in China, including Message Factors, Inc., an international consumer market research company which is currently ranked (by revenues) in the top 2% of the U.S. market research industry.
Mr. Beech is one of the "founders" of the Company as it presently exists.


Mr. Robert Cummings, Director, Age 56.
Term expires 1999

Mr. Cummings' work experience includes ten years in purchasing at Ford Motor Company. In 1975, he founded and currently operates J & J Production Service, Inc., a manufacturing representative business, which is currently responsible for over $300 million in annual sales.


Mr. Michael L. Davis, Chief Financial Officer, Age 65.

Entering the securities industry over 35 years ago as a securities and special situations analyst with ValueLine, Mr. Davis proceeded to serve as a Tactical Planner, General Portfolio Manager and Short Sale Portfolio Manager with a number of hedge funds. In 1972, he was a member of the Investment Committee at Anchor Corp. which supervised its $2.5 billion family of funds, as well as serving as Anchor's Chief Market Analyst. From 1978 through 1989, Mr. Davis was the Portfolio Manager of Merrill Lynch's Special Value Fund. In addition to his position with China Peregrine, Mr. Davis operates a private consulting firm, M.L. Davis Financial Services, which advised clients on stock selection and general market timing considerations, research and writing of special reports on selected small and mid-cap growth companies and in the supervision of an investment portfolio for a group of United Arab Emirates investors.


Mr. Paul Downes, Director, Age 37.
Term expires 2000

Mr. Downes currently is a director of the Company and, until his resignation in April, 1998, served as Chairman of the Company. For the past 10 years, Mr. Downes has managed a diverse portfolio of international investments with concentration in the United Kingdom, Eastern Europe, North Africa and Asia. In 1985, he founded a group of nursing homes for the elderly in Great Britain which he sold in 1990. Prior to that time, Mr. Downes spent several years organizing golf tournaments and international golf matches in Malaysia, Singapore, Thailand, Philippines, Indonesia and Hong Kong, spending two years living in Southeast Asia. Mr. Downes is one of the "founders" of the Company as it presently exists


Mr. George Holdsworth, Director, Age 60.
Term expires 1999

Until May, 1998, Mr. Holdsworth was responsible for the operational aspects of the Company's Chinese operations. Mr. Holdsworth is a graduate of the University of London with a B.S. in Mathematics and an Associate of the London College of Music. He started in business as a manufacturing manager in his father's company, Earlsdon Components, Ltd., where he became Director of Operations, then owner and Managing Director. In 1993, Mr. Holdsworth became owner of Earlsdon Technology, Ltd., a JV Partner of Shanghai Earlsdon Valve Company, Ltd., and has lived in Shanghai for the last four years, until May, 1998. Mr. Holdsworth sold his interest in Shanghai Earlsdon and commenced his duties for the Company in March, 1997.


Michael Lucci, Director, Age 58.
Term expires 1999

Mr. Lucci is a former All Pro linebacker who played for the Detroit Lions of the National Football League from 1964 through his retirement from
professional football in 1973.   Mr. Lucci became associated with Bally's
Total Fitness Corporation in 1971 and rose through the ranks to become that corporation's Vice President of club operations in the mid-west, Senior Vice-President, and President and Chief Operating Officer in 199 . Mr. Lucci retired in 1996 and, since that time, has managed a diverse investment portfolio for himself.


Mr. John McCormack, Director, Age 40.
Term expires 2000

Mr. McCormack filled the directorship vacated by Mr. Dale Reese in the summer of 1997. For over 15 years, Mr. McCormack served as an executive with Dean Foods Co., a processor and distributor of a full line of branded and private label products, including fluid milk, cottage cheese and ice cream. In 1996 and 1997, Mr. McCormack served as Vice President of Sales and Marketing for Dean Food's McArthur Dairy in Miami, Florida. Currently, as a Vice President of Dean Foods, he is in charge of Dean Food's mid-western division out of Chicago, Illinois.


Mr. Phillip Pearce, Director, Age 69.
Term expires 1999

Mr. Pearce is a "retired" member of the securities industry. Mr. Pearce served as Chairman of the NASD during which time he was instrumental in the founding of NASDAQ. Additionally, Mr. Pearce was a former Director of E.F. Hutton and has served as Governor of the New York Stock Exchange. Since his retirement in 1988, Mr. Pearse has remained active in the securities industry as a corporate financial consultant.


Mr. Roy G. Warren, President and Director, Age 43.
Term expires 2000

Mr. Warren has been in charge of the day to day US operations of the Company since the summer of 1997. In addition to his day to day operational duties, Mr. Warren continues to develop strategy for the Company in growth and external financial matters. From 1981 through 1996, Mr. Warren enjoyed an active career in the securities brokerage industry. During 1995 and 1996, Mr. Warren was a Registered Representative of a satellite office of Southeast Research Partners, Boca Raton, Florida. From 1992 to 1994, he was a Partner of Laffer Warren & Company, a small independent broker dealer, registered with the NASD, located in North Palm Beach, Florida. During the period from 1987 to 1992, Mr. Warren was a an executive officer, principal, securities broker, and partner with Gulfstream Financial Association, a subsidiary of Kemper Financial Companies, and later as Vice President-Sales, of Alex Brown & Sons, West Palm Beach, Florida.


As of August 31, 1998, there were no family relationships among the directors and executive officers. Further, no director, executive officer, promoter or control person has been involved in any legal proceedings during the past five years that are material to an evaluation of the ability or integrity of such director, person nominated to become a director, executive officer, promoter or control person of the Company. None of the individuals listed in this Item 5 has had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of such bankruptcy, if any, or within two years prior to that time. No director, executive officer, promoter or control person was or has been convicted in a criminal proceeding or is subject to a pending criminal proceeding or subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, borrowing, or otherwise limiting his or her involvement in any type of business, securities or banking activities. No director, executive officer, promoter or control person has been found by a court of competent jurisdiction in a civil action to have violated federal or state securities or commodities law.

PART I

ITEM 6 - EXECUTIVE COMPENSATION

Summary Compensation Table
--------------------------

The following table relates to executive compensation paid during 1997 (1)


                           ---Annual Compensation---     --Long-Term Compensation--

                                                         Stock
                                                         Awards
Name & Position            Salary     Bonus    Total     (Restricted)    Options(2)
-----------------------------------------------------------------------------------

Roy G. Warren              $80,000             $80,000                     410,914
President
[8/15/97 to date]

George Holdsworth
President
[4/20/97 to 8/15/97]
Chief Operating Officer
[4/20/97 to 4/30/98]

Charles Beech                                                              510,914
Chairman
[4/20/97 to 6/1/97
and 4/30/98 to date]
Chief Executive Officer
[4/20/97 to date]

Dale Reese                                                                 700,000
Chairman/Treasurer
[6/1/97 to 8/15/97]

Paul Downes (3)                                                          1,383,705
Chairman
[8/15/97 to 4/30/98]

Philip Pearce
Director                                                 25,000
[4/20/97 to date]

<F1>  Prior to March of 1997, the directors and executive officers of  the
      Company's predecessor, China Peregrine Enterprises, Limited, were not compensated for services rendered.
<F2>  The Options listed above were authorized by a Directors' resolution on
      April 20, 1997. At that time, a market did not exist for the Company's unrestricted shares, which had a par value of $0.001.
<F3>  These options were granted to Tamarind Management, Ltd., an affiliate of Mr. Downes.


Option Grant Table
------------------


                           Securities
                           Underlying    Percentage    Per Share     Expiration
Name & Position            Options(1)     of Total     Exercise $       Date
-------------------------------------------------------------------------------

Roy G. Warren               160,914         5.30%        $1.00       4-28-2002
President                   250,000         8.25%        $1.00       4-29-2002
[8/15/97 to date]

Charles Beech               160,914         5.30%        $1.00       4-28-2002
Chairman                    350,000        11.54%        $1.00       4-29-2002
[4/20/97 to 6/1/97
and 4/30/98 to date]
Chief Executive Officer
[4/20/97 to date]

Dale Reese                  700,000        23.09%        $1.00       4-29-2002
Chairman/Treasurer
[6/1/97 to 8/15/97]

Paul Downes (2)             683,705        22.56%        $1.00       4-28-2002
Chairman                    700,000        23.09%        $1.00       4-29-2002
[8/15/97 to 4/30/98]


<F1>  The Options listed above are exercisable for Common Stock, which has a par value of $0.001.
<F2>  These options were granted to Tamarind Management, Ltd., an affiliate of Mr. Downes.


Aggregated 1997 Fiscal Year End Option Value Table
--------------------------------------------------


                           Securities Underlying      Value of "In The Money"
Name & Position            Unexercised Options(1)     Unexercised Options at 12-31-97(2)
----------------------------------------------------------------------------------------

Roy G. Warren                      410,914                        $1,232,742
President
[8/15/97 to date]

Charles Beech                      510,914                        $1,532,742
Chairman
[4/20/97 to 6/1/97
and 4/30/98 to date]
Chief Executive Officer
[4/20/97 to date]

Dale Reese                         700,000                        $2,100,000
Chairman/Treasurer
[6/1/97 to 8/15/97]

Paul Downes (3)                  1,383,705                        $4,151,115
Chairman
[8/15/97 to 4/30/98]

<F1>  The Options listed above were authorized by a Directors' resolution on
      April 20, 1997. At that time, a market did not exist for the Company's unrestricted shares, which had a par value of $0.001.
<F2>  On December 31, 1997, the Company's unrestricted common stock was quoted on the NASD Over The Counter Electronic Bulletin Board at a closing price of $4.00; the reported dollar values represent the "in-the money" value of the options listed as of the 1997 year end.
<F3>  These options were granted to Tamarind Management, Ltd., an affiliate of Mr. Downes.


Employment Contracts
--------------------

There are no written employment contracts for the individuals listed in this item.


PART I

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Loans/Fees
----------

During the organization period of GFP, China National Green Food Corporation, one of the three partners of GFP, wired RMB6,600,000 in the form of shareholder's loan to GFP to finance its activities. In April, 1996, China National Green Food Corporation wired another RMB2,000,000 in the form of shareholder's loan to GFP. All these shareholder's loans have been converted to paid-in capital to satisfy the registered capital requirements contained in the Article of Association of GFP. To date, a total of interest payable of RMB882,721 has been converted to paid-in capital as the registered capital of China National Green Food Corporation.

In April and November, 1996, China National Green Food loaned an additional RMB350,000 and RMB200,000, respectively, to Green Food Peregrine to finance working capital. An interest rate of 12.4% per annum was applied to these loans. Both of these loans were paid in full in September and October, 1997, respectively.

In 1996, Amer-China, one of three partners of GFP, provided GFP with consulting services, such as English translation and negotiation supporting services in the U.S., and charged a total of $36,000 to GFP. The charge was accounted for consulting expense in GFP's books.

In February, 1997 the Company issued 25,000 shares of common stock in exchange for 100% of equity interest of Manor Products Corp. (Manor). Manor was a Delaware company established on January 10, 1996. In early 1996, 80% of equity interest of Manor was bought by the principal of the initial founding entity of the Company. Accordingly, this acquisition was regarded as a related party transaction.

In January, 1997, the major limited partner of China Peregrine Enterprises loaned US $200,000 to that limited partnership in order for China Peregrine Enterprises to meet interim registered capital requirements of the Green Food Peregrine Articles of Association and Joint Venture Contract. In March, 1997, three shareholders of the Company together provided a loan of US $1,315,000 to pay China Peregrine Enterprises' final registered capital requirement to Green Food Peregrine. This last capital contribution was set by the Board of Directors of Green Food Peregrine as a condition precedent to the approval of the Company's acquisition of the interest of China Peregrine Enterprises in and to the Green Food Peregrine joint venture. These two loans were paid off during May and June, 1997, utilizing the proceeds from a Rule 504 regulation D offering by the Company.

In March, 1997, a holder of the majority of the partnership interests in China Peregrine Enterprises (and a major stockholder in the Company), together with two other investors in the Company, assumed a US $1,260,000 outstanding line of credit owed by the limited partnership to a Tennessee-based financial institution. On March 15, 1997, the Company issued 1,260,000 shares of its Series B preferred stock to these shareholders in consideration for this assumption. The line of credit was paid in full in October, 1997.

Relationships
-------------

Mr. Paul Downes has investment power with respect to the affairs of Tamarind Management, Ltd. Accordingly, the Company's securities held by Mr. Downes and Tamarind have been combined in this document for reporting purposes.
The Downes/Tamarind ownership of issued and underlying shares of common stock, Series B Preferred Stock and Options represents 15.87% of all issued and outstanding common stock and shares of common stock underlying the Series A and B Preferred plus unexercised options and warrants.

Similarly, insofar as Mr. Charles Beech has investment power with respect to the affairs of Peregrine Enterprises, Inc. The Company's securities held by Mr. Beech and Peregrine Enterprises likewise have been combined in this document for reporting purposes. The Beech/Peregrine Enterprises ownership of issued and underlying shares of common stock and Options represents 7.71% of all issued and outstanding common stock and shares of common stock underlying the Series A and B Preferred plus unexercised options and warrants.

The Company purchased the assets of China Peregrine Enterprises, Limited (China Peregrine Enterprises) in March of 1997, in exchange for 1,040,000 shares of the common stock of the Company. At the time of this asset purchase, Mr. Dale Reese was the major equity holder in the China Peregrine Enterprises limited partnership and Mr. Charles Beech "controlled" the activities of China Peregrine Enterprises by virtue of his control of China Peregrine International, Inc., the General Partner of China Peregrine Enterprises. At the time of the asset purchase, Messrs. Reese and Beech were two of the three directors of the Company. As noted above, through the assumption of a loan in excess of one million dollars owed by China Peregrine Enterprises to a Tennessee bank, and by virtue of his position as a founder of the Company, and through stock purchases, Mr. Reese presently holds a 22.75% interest in the equity of the Company. Similarly, Mr. Beech, directly and through Peregrine Enterprises, Inc., presently holds 7.71% of such equity.

PART I

ITEM 8 - DESCRIPTION OF SECURITIES

The Company is authorized by its charter to issue a maximum of 20,000,000 shares of Common Stock, having a par value of $0.001 per share, and 5,000,000 shares of Preferred Stock, also having a par value of $0.001 per share. The Company has made two designations of Preferred Stock: 500,000 shares of Series A Preferred Stock, having a par value of $0.001, and 1,260,000 shares Series B Preferred Stock, having a par value of $0.001 and a stated value of $1.00 per share. The following sets forth the number of currently issued and outstanding Shares of Common Stock, Series A and Series B Preferred Stock. All such stock is fully paid and nonassessable.


Common Stock................................................    7,554,957
Preferred Stock (Series A)..................................      500,000
Preferred Stock (Series B)..................................    1,260,000


COMMON STOCK

The following is a summary of certain rights and provisions of the shares of the Company's Common Stock. This summary includes all of the material rights and provisions of these shares. This summary does not purport to be complete, however, and is qualified in its entirety by reference to the Articles of Organization of the Company and to the General Corporation Law of the State of Delaware.

Dividend Rights
---------------

The holders of Common Stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Company's Board of Directors out of the assets and funds legally available therefor. The availability of funds to the Company is dependent upon dividends or distribution of profits from its subsidiaries, and may be subject to regulatory control and approval by the appropriate government authorities on either a regional or national level in the People's Republic of China.

Voting Rights
-------------

The holders of Common Stock are entitled to one vote per share on all matters presented for a shareholder vote. There is no provision for cumulative voting. The business of the Company is controlled by a Board of Directors. This Board is elected by a majority vote of the shareholders, and bylaws have been adopted for the guidance and control of the Company. Amendments to the bylaws can be effected by majority vote of the Board of Directors. The effective vote of the holders of a majority of the outstanding shares of the voting stock of the Company (Common Stock, Series A and Series B Preferred Stock) is required for mergers, consolidations or other similar transactions.

Liquidation Rights
------------------

Subject to the rights of the holders of the Series A and Series B Preferred Stock, upon the voluntary or involuntary dissolution, liquidation, or winding up or the affairs of the Company, after the payment in full of its debts and other liabilities, the remainder of its assets, if any, are to be distributed pro rata among the holders of shares of Common Stock. Subject to any required regulatory approvals, the directors of the Company, at their discretion, may authorize and issue debt obligations, whether or not subordinated, without prior approval of the shareholders, thereby further depleting the liquidation value of the shares of Common Stock.

Preemptive Rights
-----------------

Owners of Common Stock of the Company do not have the preemptive right to purchase additional shares offered by the Company in the future. That is, the Company may sell additional shares of Common Stock to particular shareholders or to non-shareholders without first offering each then current shareholder the right to purchase the same percentage of such newly offered shares as is the shareholder's percentage of the then outstanding shares of the Company's Common Stock.

Redemption
----------

The Company does not have the discretionary right to redeem its Common
Stock.


PREFERRED STOCK

Series A Convertible Preferred Stock consisting of 500,000 shares.

Dividends
---------

Series A Convertible Preferred Stock shall pay or accrue dividends only to the extent that dividends are declared by the Board of Directors with respect to the Common Stock of the Corporation, out of the assets and funds legally available therefor. The availability of funds to the Company is dependent upon dividends or distribution of profits from its subsidiaries, and may be subject to regulatory control and approval by the appropriate government authorities on either a regional or national level in the People's Republic of China.

Voting
------

Voting rights of the Series A Convertible Preferred Stock shall be equal to and same as that attributable to the Common Stock of the Corporation and shall be non-cumulative.

Conversion
----------

Series A Convertible Preferred Stock is convertible anytime after December 31, 1997 to the Common Stock of the Corporation at the fixed ratio of one share of Common Stock for one share of Series A Convertible Preferred Stock surrendered for conversion (Conversion Ratio).

Adjustments to Conversion Ratio
-------------------------------

The Conversion Ratio for Series A Convertible Preferred Stock shall be proportionally increased or reduced to reflect: (1) effectuation of a division of the Common Stock of the Corporation or a combination thereof;
(2) capital reorganization or reclassification or distribution to the holders of Common Stock of stock, debt securities or other assets of the Corporation; (3) a legal merger, consolidation, corporate combination, share exchange, or a sale or lease of substantially all of the assets of the Corporation resulting in the distribution to the holders of Common Stock of the Corporation, stock, debt securities or other assets of the Corporation;
(4) the issuance or sale of common stock, options, warrants or other rights to purchase the Common Stock of the Corporation for less than the stated value.

Liquidation Preference
----------------------

Holders of Series A Convertible Preferred Stock shall be entitled to receive for each share of Series A Convertible Preferred Stock a cash payment equal to the par value ($0.001) of such stock. If the assets of the Corporation are insufficient for the Corporation to make such payment, the assets of the Corporation shall be distributed ratably to the holders of the Series A Convertible Preferred Stock.

Liquidation
-----------

Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series A Convertible Preferred Stock shall be entitled to receive for each share of Series A Convertible Preferred Stock their Liquidation Preference in addition to whatever rights such holders may have, by operation of law or otherwise, to share in the liquidation value of the Corporation.


Series B Convertible Preferred Stock consisting of 1,260,000 shares.

Dividends
---------

Series B Convertible Preferred Stock shall pay or accrue dividends at the rate of 9% per annum, payable only upon liquidation or redemption, as a percentage of the Stated Value ($1.00 per share) of the Series B Convertible Preferred Stock, out of the assets and funds legally available therefor. The availability of funds to the Company is dependent upon dividends or distribution of profits from its subsidiaries, and may be subject to regulatory control and approval by the appropriate government authorities on either a regional or national level in the People's Republic of China.

Voting Rights
-------------

Non cumulative; voting rights of the Series B Convertible Preferred Stock shall be equal to and same as that attributable to the Common Stock of the Corporation.

Conversion
----------

Series B Convertible Preferred Stock is convertible anytime after December 31, 1997 to the Common Stock of the Corporation at the fixed ratio of one share of Common Stock for one share of Series B Convertible Preferred Stock surrendered for conversion (Conversion Ratio).

Adjustments to Conversion Ratio
-------------------------------

The Conversion Ratio for Series B Convertible Preferred Stock shall be proportionally increased or reduced to reflect: (1) effectuation of a division of the Common Stock of the Corporation or a combination thereof;
(2) capital reorganization or reclassification or distribution to the holders of Common Stock of stock, debt securities or other assets of the Corporation; (3) a legal merger, consolidation, corporate combination, share exchange, or a sale or lease of substantially all of the assets of the Corporation resulting in the distribution to the holders of Common Stock of the Corporation, stock, debt securities or other assets of the Corporation;
(4) the issuance or sale of common stock, options, warrants or other rights to purchase the Common Stock of the Corporation for less than the stated value.

Liquidation Preference
----------------------

Holders of Series B Convertible Preferred Stock shall be entitled to receive for each share of Series B Convertible Preferred Stock a cash payment equal to the Stated Value of such stock plus all accrued dividends. If the assets of the Corporation are insufficient for the Corporation to make such payment, the assets of the Corporation shall be distributed ratably to the holders of the Series B Convertible Preferred Stock.

Liquidation
-----------

Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Series B Convertible Preferred Stock shall be entitled to receive for each share of Series B Convertible Preferred Stock an amount equal to the Stated Value plus all accrued dividends attributable to each such share.

Redemption
----------

The Corporation shall have the right in its sole discretion to redeem any or all of the outstanding shares of Series B Convertible Preferred Stock at a redemption price equal to the Stated Value of the Series B Convertible Preferred Stock redeemed plus accumulated dividends for such redeemed shares.


CHANGE OF CONTROL DETERRENCE

The Company's by-laws provide for the election of Directors on a staggered basis in two distinct groups. Currently, the Board of Directors consists of eight (8) members, with one alternating set of four (4) members being subject to election every year. As such, unless a director resigns or is otherwise removed, each director serves a two (2) year term.

In April, 1997, the Board of Directors granted options for the Company's Common Stock to certain key members of the Company's founder/management team. The holders of these options have the right to purchase the Company's Common Stock aggregating 3,005,533 shares, at an exercise price of $1.00 per share. The grant of these options was, in part, for anti-dilution purposes. Insofar as holders of these options may purchase the Common Stock at a discount to market price, the options can be viewed as providing a deterrence to a change in control of the Company's management.


PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
         EQUITY AND RELATED STOCKHOLDER MATTERS


Market Price
------------

Of the 7,554,957 shares of the Company's Common Stock issued and outstanding as of September 30, 1998, approximately 1,000,000 shares are and have been subject to over-the-counter trading on the NASD OTC Electronic Bulletin Board, since October 24, 1997. The following quarterly quotations for Common Stock transactions on the OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.




        QUARTER              HIGH BID PRICE    LOW BID PRICE
        -------              --------------    -------------

1997    Q4 (10/1 - 12/31)        $6.87             $3.00

1998    Q1 (1/3 - 3/31)          $4.10             $2.10

        Q2 (4/1 - 6/30)          $2.60             $0.60

        Q3 (7/1 - 9/30)          $2.50             $0.33


Non-Market Equity Subject to Options, Warrants and Conversion
-------------------------------------------------------------

Stock Warrants and Options

The Company issued warrants for 975,000 shares of common stock as part of the units sold in the Rule 504, Regulation D limited public offering. These warrants may be exercised at any time after May 31, 1998, and from time to time thereafter through and including March 31, 1999.

During 1997, the Company signed a total of four stock options agreements with certain shareholders and non-employee directors. These warrants and four stock option agreements are summarized as follows:


                                            Warrants/
                                Granting     Options    Exercise     Vesting   Expiration
                                  Date       Granted      Price       Period      Date
                                ---------------------------------------------------------

Warrants issued in Rule 504
 Regulation D offering          5/31/97       975,000     $5.00     12 months   3/31/1999

Agreement One                   4/29/97     1,005,533     $1.00        None     4/28/2002
Agreement Two                   4/30/97     2,000,000     $1.00        None     4/29/2002
Agreement Three                 10/1/97        25,000     $1.00        None     9/30/2002
Agreement Four                  10/1/97        15,000     $1.00        None     9/30/2002
-----------------------------------------------------------------------------------------
Total options granted in 1997               3,045,533
                                            =========


In addition, on May 2, 1998, the Company issued 557,000 units (each unit composed of one share of common stock and one warrant to purchase one share of common stock) at a price of $2.50 per unit, pursuant to a private offering in accordance with the exemption provided in Regulation D, Rule
506. The holders of such warrants are entitled to purchase, from time to time, up to 557,000 shares of common stock, at an exercise price of $1.00 per share, at any time after June 30, 1998 and through and including June 30, 2003.

Convertible Preferred

Series A: In February, 1997, the Company reorganized its members of the founding group. As a result, the total founders increased from one entity to three individuals and two entities. Consequently, 788,000 shares of common stock and 500,000 shares of preferred stock at par value of $0.001 per share were issued to the newly joined founders, pursuant to the exemption from Section 5 registration provided by Section 4(2) of the Securities Act of 1933 (the Act).

Each share of Series A preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders. Each share of Series A preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrences. At any time subsequent to December 31, 1997, the holder of each share of Series A preferred stock is allowed to convert all or part of the Series A preferred shares into corresponding shares of common stock on a one for one basis.

Series B: On March 15, 1997, the Company issued 1,260,000 shares of Series B preferred stock, pursuant to Section 4(2) of the Act, at stated value of $1.00 per share to three shareholders in consideration of their assumption of the obligation to pay off approximately $1,260,000 of an outstanding line of credit owed by CPEL to a Tennessee-based financial institute.

Each share of Series B preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrences. At any time subsequent to December 31, 1998 the holder of each share of Series B preferred stock, is allowed to convert all of part of the Series B preferred shares into corresponding shares of common stock. Each share of Series B preferred stock entitles its holder to accumulate dividends at 9% per annum, even if the dividends are payable only upon dissolution and liquidation of the Company and redemption called by the Company. However, each share of Series B preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders if the Company declares or pays dividends to common shareholders. The shares of Series B preferred stock are redeemable at $1.00 per share totaling $1,260,000 called by the Company any time after December 31, 1998.

Rule 144 Stock
--------------

Of the 7,554,957 shares of Common Stock presently issued and outstanding, 1,388,456 shares have been held by non-affiliates of the Company for in excess of one year; an additional 2,695,544 shares of Common Stock have been held by affiliates for in excess of one year. These shares may be sold pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year is entitled to sell, within any three-month period and in accordance with an approved manner of sale, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

Holders at September 30, 1998
-----------------------------


Common Stock                     7,554,957 shares     432 holders
Preferred Stock (Series A)         500,000 shares       1 holder
Preferred Stock (Series B)       1,260,000 shares       3 holders


Dividends
---------

The Company has not paid dividends on its Common Stock and does not anticipate paying dividends. The Company intends to retain future earnings, if any, to finance working capital, to expand its operations, and to pursue its acquisition strategy.

The holders of Common Stock are entitled to receive, pro rata, such dividends and other distributions as and when declared by the Company's Board of Directors out of the assets and funds legally available therefor. The availability of funds to the Company is dependent upon dividends or distribution of profits from its subsidiaries, and may be subject to regulatory control and approval by the appropriate government authorities on either a regional or national level in the People's Republic of China.

The Company has accrued dividends for its Series B Convertible Preferred Stock in the amount of $85,050.00, as of December 31, 1997 and $141,750 as of June 30, 1998.

PART II

ITEM 2 - LEGAL PROCEEDINGS

There currently are no claims or lawsuits against the Company or its subsidiaries. The Company, however, may become involved in litigation and claims arising in the ordinary course of its business.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH INDEPENDENT ACCOUNTANTS

The Company has not had any changes in or disagreements with its independent accountants.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

1997 Capitalization
-------------------

In February, 1997, the Company reorganized its members of the founding group. As a result, the total founders increased from one entity to three individuals and two entities. Consequently, 788,000 shares of common stock and 500,000 shares of preferred stock at par value of $0.001 per share were issued to the newly joined founders, pursuant to the exemption from Section 5 registration provided by Section 4(2) of the Securities Act of 1933 (the
Act).

Each share of Series A preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders. Unless the Company pays or declares dividends with respect to common shares, the Company has no obligation to declare or pay dividends with respect to Series A preferred stock. Each share of Series A preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrences. At any time subsequent to December 31, 1997, the holder of each share of Series A preferred stock is allowed to convert all or part of the Series A preferred shares into corresponding shares of common stock on a one for one basis.

On February 28, 1997, the Company issued 25,000 shares of common stock in exchange for 100% of equity interest in Manor Products Corp. (Manor),
pursuant to the safe harbor provisions of Regulation D, Rule 504.   Manor
was a Delaware company established on January 10, 1996 without any operating activities or substantial assets. In early 1996, 80% of equity interest of Manor was bought by Mr. Paul Downes, a principal of the initial founding entity of the Company. Manor had 331 shareholders and 20,000,000 shares of common stock authorized. As of February 9, 1997, Manor had 4,090,448 shares outstanding. Pursuant to a merger agreement, each one thousand shares of Manor were exchanged for one share of common stock of the Company, with fractional share rounded up to the nearest full share. The remaining shares of the 25,000 shares of common stock issued by the Company at that time were issued to this principal individually.

On March 5, 1997, the Company issued 1,040,000 shares of common stock in exchange for 100% of the equity interest of China Peregrine Enterprises, Limited (CPEL), pursuant to Section 4(2) of the Act. CPEL was a Texas limited partnership, set up to manage its interest in China operation conducted by a Chinese joint venture known as Green Food Peregrine Children's Food Co. Ltd. (GFP). The following table presents all outstanding shares of common stock and Series A preferred stock before the reverse acquisition transaction closed:


                                            Series A
                                        Preferred Stock       Common Stock        Additional
                                        ---------------    -------------------     Paid-in
                                        Shares   Amount      Shares     Amount      Capital     Total
-----------------------------------------------------------------------------------------------------

Beginning balance at January 1, 1997                         472,000    $  472    $            $  472
Issuance of Series A Preferred Stock    500,000   $500                                            500
Issuance of common stock to new
 founders                                                    788,000       788                    788
Issuance of common stock to acquire
 Manor Products Corp.                                         25,000        25                     25
-----------------------------------------------------------------------------------------------------
Total shareholders' equity              500,000   $500     1,285,000    $1,285    $  -         $1,785
=====================================================================================================


Issuance of Common Stock and Preferred Stock in 1997
--------------------------------------------------------

On March 15, 1997, the Company issued 1,260,000 shares of Series B preferred stock, pursuant to Section 4(2) of the Act, at stated value of $1.00 per share to three shareholders in consideration of their assumption of the obligation to pay off approximately $1,260,000 of an outstanding line of credit owed by CPEL to a Tennessee-based financial institution. The outstanding line of credit was incurred by CPEL during 1995 and 1996 and paid off in 1997.

The shares of Series B preferred stock have three features. First, each share of Series B preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrences. At any time subsequent to December 31, 1998 the holder of each share of Series B preferred stock, is allowed to convert all of part of the Series B preferred shares into corresponding shares of common stock. Second, each share of Series B preferred stock entitles its holder to accumulate dividends at 9% per annum, even if the dividends are payable only upon dissolution and liquidation of the Company and redemption called by the Company. However, each share of Series B preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders if the Company declares or pays dividends to common shareholders. Third, the shares of Series B preferred stock are redeemable at $1.00 per share totaling $1,260,000 called by the Company any time after December 31, 1998.

In the Spring of 1997, the payment of the last installment to satisfy the capital contribution requirements of the GFP joint venture contract and Articles of Association for that joint venture company became due. Payment of this last installment was necessary to secure the continued involvement of the Company in the GFP joint venture. Accordingly, by late March, 1997, certain shareholders of the Company loaned sufficient funds to the Company to pay the capital contribution installment then due. On May 31,1997, the Company closed a Rule 504, Regulation D, limited public offering of 975,000 units (each unit consisting of one share of common stock and a warrant for one share of common stock) at $1.00 per unit to raise money to repay these loans, the proceeds of which had been utilized to pay the required capital contribution. The net proceeds of this offering amounted to $975,000. All of the proceeds of this limited public offering were earmarked for and utilized to repay the shareholders loans.

Subsequent to Rule 504, Regulation D offering, the Company conducted a separate private placement to issue 1,520,000 shares of its common stock at $1.00 per share, in May, 1997, to raise funds for general working capital. The total proceeds from this Section 4(2) private placement amounted to $1,520,000.

During 1997, the Company incurred consulting, legal and accounting expenses relating to these fund raising activities, and other directors' fees and travel expenses. The Company issued a total of 469,000 shares of common stock at $1.00 per share for these expenses, as follows:


                                                              Common Stock      Additional
                                                            ----------------     Paid-in
                                                   Date     Shares    Amount     Capital       Total
----------------------------------------------------------------------------------------------------

Assumption of CPEL's accrued legal fees          03/15/97   200,000    $200      $199,800    $200,000
Issuance of stock for legal fees relating to
 fund raising                                    03/30/97    15,000      15        14,985      15,000
Issuance of stock for stock promotion service    04/15/97   100,000     100        99,900     100,000
Issuance of stock for promotion services         05/01/97    35,000      35        34,965      35,000
Issuance of stock for promotion services         06/01/97    10,000      10         9,990      10,000
Issuance of stock for consulting service         07/01/97    24,000      24        23,976      24,000
Issuance of stock for accounting service         10/01/97    15,000      15        14,985      15,000
Issuance of stock for consulting service         10/15/97    25,000      25        24,975      25,000
Issuance of stock for a directors' fee           11/01/97    25,000      25        24,975      25,000
Issuance of stock for travel expense             11/17/97    20,000      20        19,980      20,000
-----------------------------------------------------------------------------------------------------
                                                            469,000    $469      $468,531    $469,000
=====================================================================================================


Stock Warrants and Options
--------------------------

The Company issued warrants for 975,000 shares of common stock as part of the units sold in the Rule 504, Regulation D limited public offering. These warrants may be exercised at any time after May 31, 1998, and from time to time thereafter through and including March 31, 1999.

During 1997, the Company signed a total of four stock options agreements with certain shareholders and non-employee directors. These warrants and four stock option agreements are summarized as follows:


                                            Warrants/
                                 Granting    Options    Exercise    Vesting     Expiration
                                   Date      Granted      Price      Period        Date
                                 ---------------------------------------------------------

Warrants issued in Rule 504
 Regulation D offering           5/31/97      975,000    $5.00      12 months   3/31/1999

Agreement One                    4/29/97    1,005,533    $1.00        None      4/28/2002
Agreement Two                    4/30/97    2,000,000    $1.00        None      4/29/2002
Agreement Three                  10/1/97       25,000    $1.00        None      9/30/2002
Agreement Four                   10/1/97       15,000    $1.00        None      9/30/2002
-----------------------------------------------------------------------------------------
Total options granted in 1997               3,045,533
                                            =========


1998 Offerings
--------------

On January 15, 1998, the Company issued 50,000 shares of common stock at $1.00 per share in exchange for services by a capital service company, pursuant to Section 4(2) of the Act.

On February 2, 1998, the Company issued 5,272 shares of common stock at $2.25 per share to an individual in exchange for his services in connection with the furnishing of the Company's corporate office, pursuant to Section 4(2) of the Act.

On February 19, 1998, the Company issued 120,000 shares of common stock at a price of $1.00 per share to Amer-China Partners, Limited (ACPL) pursuant to a signed agreement dated October 1, 1997 to acquire ACPL's entire interest and right (2.4%) in and to the Green Food Peregrine Children's Food Co. Ltd., pursuant to Section 4(2) of the Act.

On May 2, 1998, the Company issued 557,000 units (each unit composed of one share of common stock and one warrant to purchase one share of common stock) at a price of $2.50 per unit, pursuant to a private offering in accordance with the exemption provided in Regulation D, Rule 506. The net proceeds of this offering were $1,387,500. Among the 557,000 shares issued, 2,000 shares were issued in exchange for accounting services. The holders of such warrants are entitled to purchase, from time to time, up to 557,000 shares of common stock, per value $0.001 per share, at an exercise price of $1.00 per share, at any time after June 30, 1998 and through and including June 30, 2003.

On June 19, 1998, the Company entered into a definitive agreement with American Flavors China, Inc., a U.S.-based entity, to acquire its 52% of equity interest in Hangzhou Meilijian Dairy Products Co. Ltd. The Boards of Directors of both companies and of the joint venture have approved the acquisition. Hangzhou Dairy Co. Ltd., a state-owned enterprise in Zhejian Province of China, controls the remaining 48% of equity interest in Hangzhou Meilijian. The aforesaid acquisition is subject to approval by the local government authorities, which presently is pending. The terms of the acquisition agreement, in part, resulted in the issue of 1,513,685 shares of the Company's common stock to American Flavors China, Inc., pursuant to
Section 4(2) of the Act.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's articles of incorporation provides that the Company "shall be empowered to indemnify" to the full extent of its power to do so, all directors and officers pursuant to the applicable provisions of the Delaware General Corporation Law. We anticipate that the Company will indemnify its officers and directors to the full extent permitted by law.

Section 145 of the Delaware General Corporation Law provides in relevant part as follows:

      (1) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      (2) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine on application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      (3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in 1) or (2) of this subsection, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      (4) The indemnification provided by this section shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company pursuant to the foregoing provisions or otherwise, we are aware that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

PART F/S - FINANCIAL STATEMENTS (audited)
           FOR YEARS ENDED DECEMBER 31, 1996 AND 1997



               CHINA PEREGRINE FOOD CORPORATION AND SUBSIDIARY



                            --------------------



             REPORT ON AUDITED CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1997



               China Peregrine Food Corporation and Subsidiary


                 Index to Consolidated Financial Statements



Report of Independent Certified Public Accountants                F-3

Consolidated Financial Statements
  Balance Sheets                                                  F-4
  Statements of Operations                                        F-6
  Statement of Shareholders' Equity                               F-7
  Statements of Cash Flows                                        F-8
  Summary of Accounting Policies                                  F-10
  Notes to Financial Statements                                   F-15


BDO Seidman, LLP
Accountants and Consultants
1900 Avenue of the Stars, 11th Floor
Los Angeles, California 90067


Report of Independent Certified Public Accountants


To the Board of Directors
China Peregrine Food Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of China Peregrine Food Corporation (a Delaware corporation) and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Peregrine Food Corporation and subsidiary as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles in the United States.



s/BDO Seidman, LLP




Los Angeles, California
June 25, 1998


               China Peregrine Food Corporation and Subsidiary
                         Consolidated Balance Sheets


December 31,                                              1996          1997
-------------------------------------------------------------------------------

Assets
Current assets
  Cash and cash equivalents                            $   58,186    $  435,630
  Accounts receivable, less allowances for doubtful
   accounts of $13,184 and $20,546                        250,507       390,132
  Other receivable                                         30,111        18,135
  Inventory (Note 1)                                       49,331        77,547
  VAT refund receivable                                    27,159        31,525
  Prepaid expenses                                          4,665       119,611
  Deposits                                                 15,514        24,693
-------------------------------------------------------------------------------
Total current assets                                      435,473     1,097,273
-------------------------------------------------------------------------------
Property, plant and equipment, net (Note 2)             1,763,702     1,692,141
Construction in progress                                  138,515       138,501
Proprietary technology, net                                68,798        60,593
Start up costs, net                                       619,026       428,389
-------------------------------------------------------------------------------
Total assets                                           $3,025,514    $3,416,897
===============================================================================


               China Peregrine Food Corporation and Subsidiary
                         Consolidated Balance Sheets



December 31,                                                        1996           1997
-------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities
  Bank loan (Note 3)                                             $ 2,163,810    $   905,819
  Current portion of long-term bank loan (Note 4)                          -        120,776
  Related party loan (Note 5)                                         66,279              -
  Accounts payable                                                   369,025        215,381
  Accrued liabilities                                                824,000        800,064
  Advances from customers                                                 62         10,681
  Dividends payable                                                        -         85,050
-------------------------------------------------------------------------------------------
Total current liabilities                                          3,423,176      2,137,771

Long-term bank loan (Note 4)                                         325,372        205,319
-------------------------------------------------------------------------------------------
Total liabilities                                                  3,748,548      2,343,090

Minority interest                                                    738,955        265,831

Commitments and contingencies (Note 7)

Shareholders' Equity (Notes 8 and 9):
  Series A convertible preferred stock, par value
   $0.001 per share, 500,000 shares authorized,
   500,000 shares issued and outstanding                                   -            500
  Series B convertible, 9% cumulative, and redeemable
   preferred stock, stated value $1.00 per share,
   1,260,000 shares authorized, 1,260,000 shares
   issued and outstanding, redeemable at $1,260,000                        -      1,260,000
  Common stock, par value $0.001 per share, 20,000,000 shares
   Authorized, 1,040,000 and 5,289,000 shares issued and
   Outstanding                                                         1,040          5,289
  Additional paid-in capital                                         908,115      4,075,130
  Accumulated deficit                                             (2,206,628)    (4,370,266)
  Translation adjustments                                           (164,516)      (162,677)
-------------------------------------------------------------------------------------------
Total shareholders' equity                                        (1,461,989)       807,976
-------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                       $ 3,025,514    $ 3,416,897
===========================================================================================


See accompanying summary of accounting policies and notes to consolidated financial statements.


               China Peregrine Food Corporation and Subsidiary
                    Consolidated Statements of Operations



Years ended December 31,                                   1996            1997
-----------------------------------------------------------------------------------

Net sales                                               $   485,682     $   730,195
Cost of goods sold                                          599,512         852,277
-----------------------------------------------------------------------------------
Gross margin                                               (113,830)       (122,082)
Selling expense                                             230,842         380,836
General and administrative expense                        1,068,839       1,873,360
-----------------------------------------------------------------------------------
Loss from operations                                     (1,413,511)     (2,376,278)
Other income (expense):
  Interest expense, net                                    (448,272)       (234,517)
  Other - net                                                53,785          58,200
-----------------------------------------------------------------------------------
Loss before income taxes                                 (1,807,998)     (2,552,595)
Income taxes (Note 6)                                             -               -
-----------------------------------------------------------------------------------
Loss before minority interest                            (1,807,998)     (2,552,595)
Less: loss attributable to minority interest               (476,235)       (474,007)
-----------------------------------------------------------------------------------
Net loss                                                 (1,331,763)     (2,078,588)
Dividends accrued for Series B preferred stock                    -          85,050
-----------------------------------------------------------------------------------
Net loss applicable to common shares                    $(1,331,763)    $(2,163,638)
===================================================================================
Loss per share                                          $     (1.28)    $     (0.59)
===================================================================================
Weighted average number of common shares outstanding      1,040,000       3,681,827
===================================================================================


See accompanying summary of accounting policies and notes to consolidated financial statements


               China Peregrine Food Corporation and Subsidiary
               Consolidated Statements of Shareholders' Equity


                                                         Preferred Stock            Common Stock      Additional
                                                     -----------------------    -------------------     Paid-in
                                                     Shares       Amount        Shares       Amount     Capital
-----------------------------------------------------------------------------------------------------------------

Balance, January 1, 1996                                                        1,040,000    $1,040    $  738,960
Injection of capital                                                                                      169,155
Net loss
Translation adjustments
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                                   -    $        -    1,040,000     1,040       908,115
Recapitalization                                       500,000           500    1,285,000     1,285
Issuance of Series B preferred stock                 1,260,000     1,260,000
Assumption of CPEL's accrued legal fees                                           200,000       200       199,800
Issuance of stock for legal fees for fund raising                                  15,000        15        14,985
Issuance of stock for stock promotion service                                     100,000       100        99,900
Issuance of stock for finder's fees                                                35,000        35        34,965
Rule 504 Regulation D issuance                                                    975,000       975       974,025
Issuance of stock for finders' fee                                                 10,000        10         9,990
Rule 144 issuance                                                               1,320,000     1,320     1,318,680
Issuance of stock for consulting service                                           24,000        24        23,976
Issuance of stock for accounting service                                           15,000        15        14,985
Rule 144 issuance                                                                 200,000       200       199,800
Issuance of stock for consulting service                                           25,000        25        24,975
Issuance of stock for a director's fee                                             25,000        25        24,975
Issuance of stock for travel expense                                               20,000        20        19,980
Net loss
Compensation due to issuance of options                                                                   205,979
Preferred stock dividends accrued
Translation adjustments
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                           1,760,000    $1,260,500    5,289,000    $5,289    $4,075,130
=================================================================================================================


                                                     Accumulated      Translation
                                                     Deficit          Adjustments       Total
----------------------------------------------------------------------------------------------

Balance, January 1, 1996                             $  (874,865)    $(164,760)    $  (299,625)
Injection of capital                                                                   169,155
Net loss                                              (1,331,763)                   (1,331,763)
Translation adjustments                                                    244             244
----------------------------------------------------------------------------------------------
Balance, December 31, 1996                            (2,206,628)     (164,516)     (1,461,989)
Recapitalization                                                                         1,785
Issuance of Series B preferred stock                                                 1,260,000
Assumption of CPEL's accrued legal fees                                                200,000
Issuance of stock for legal fees for fund raising                                       15,000
Issuance of stock for stock promotion service                                          100,000
Issuance of stock for finder's fees                                                     35,000
Rule 504 Regulation D issuance                                                         975,000
Issuance of stock for finders' fee                                                      10,000
Rule 144 issuance                                                                    1,320,000
Issuance of stock for consulting service                                                24,000
Issuance of stock for accounting service                                                15,000
Rule 144 issuance                                                                      200,000
Issuance of stock for consulting service                                                25,000
Issuance of stock for a director's fee                                                  25,000
Issuance of stock for travel expense                                                    20,000
Net loss                                              (2,078,588)                   (2,078,588)
Compensation due to issuance of options                                                205,979
Preferred stock dividends accrued                        (85,050)                      (85,050)
Translation adjustments                                                  1,839           1,839
----------------------------------------------------------------------------------------------
Balance, December 31, 1997                           $(4,370,266)    $(162,677)    $   807,976
==============================================================================================



See accompanying summary of accounting policies and notes to consolidated financial statements.


               China Peregrine Food Corporation and Subsidiary
                    Consolidated Statements of Cash Flows
              Increase (Decrease) in Cash and Cash Equivalents



Year ended December 31,                                        1996            1997
--------------------------------------------------------------------------------------

Cash flows from operating activities:
  Net loss                                                 $(1,331,762)    $(2,163,638)
  Adjustments to reconcile net loss to net cash
   Provided by (used in) operating activities:
    Depreciation and amortization                              377,281         398,261
    Provision for bad debts                                     13,185           7,362
    Loss (gain) on disposal of fixed assets                          -             869
    Stock issuance in exchange for services and expenses             -         269,000
    Directors compensation for options granted                       -         205,979
    Minority interest                                          476,235        (474,007)
    Increase (decrease) from changes in:
      Accounts receivable                                     (227,198)       (146,986)
      Other receivable                                         180,823          11,976
      Inventory                                                  2,730         (28,216)
      VAT refund receivable                                     (8,157)         (4,366)
      Prepaids and other assets                                 (9,143)       (124,126)
      Accounts payable                                         321,160        (153,644)
      Accrued liabilities                                      448,390         186,683
      Dividends payable                                              -          85,050
--------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities            243,544      (1,929,803)
--------------------------------------------------------------------------------------
Cash flows from investing activities
  Purchase of equipment and machinery                         (220,044)       (128,727)
  Additions to construction in progress                        (83,221)              -
--------------------------------------------------------------------------------------
Net cash used in investing activities:                        (303,265)       (128,727)
--------------------------------------------------------------------------------------
Cash flows from financing activities:
  Line of credit - borrowings                                  700,000               -
  Proceeds of related party loans                                    -       1,515,000
  Repayment of related party loan                             (736,075)     (1,581,279)
  Injection of additional paid-in capital                      169,155               -
  Proceeds of Series A preferred stock                               -             500
  Proceeds of issuance to founders                                   -           1,285
  Proceeds from Rule 504 offering                                    -         975,000
  Proceeds from Rule 144 offering                                    -       1,520,000
--------------------------------------------------------------------------------------
Net cash provided by financing activities                      133,080       2,430,506
--------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        (39,073)          5,468
--------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                       34,286         377,444
Cash and cash equivalents, beginning of year                    23,900          58,186
--------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $    58,186     $   435,630
======================================================================================
Cash paid during the year:
  Interest                                                           -         211,096
  Income taxes                                             $         -     $         -
======================================================================================


Supplemental Disclosure of Non-Cash Activities:

The Company issued 1,260,000 shares of Series B preferred stock at a stated value of $1.00 per share to three shareholders in consideration for their assumption of the obligation to repay $1,260,000 of a line of credit utilized by CPEL for operations during 1995 and 1996.

In 1997, the Company issued a total of 469,000 shares of common stock at $1.00 per share to various individuals and entities in connection with the assumption of the obligation to repay accrued legal expense of $200,000 incurred by CPEL and the payment of various services or expense aggregating $269,000. Please see details in Note 9.

In 1997, the Company granted to four non-employee directors 1,638,828 options to purchase common stock. According to SFAS 123, the Company recognized compensation expense of $205,979 by adding the same amount to additional paid-in capital.
==============================================================================
See accompanying summary of accounting policies and notes to consolidated financial statements.


               China Peregrine Food Corporation and Subsidiary
                       Summary of Accounting Policies

Basis of Presentation

China Peregrine Food Corporation (formerly Shakespeare Holding, Inc.) (the Company) was incorporated under the laws of the State of Delaware on April 26, 1996. Shakespeare Holdings, Inc. was a shell company without any substantial assets and operating activities until it merged with China Peregrine Enterprises, Ltd. in March, 1997.

In February, 1997, the Company issued 25,000 shares of common stock to acquire 100% of equity interest in Manor Products Corp. (Manor), a Delaware company, established on January 26, 1996. Manor was a shell company with 331 shareholders.

On March 5, 1997, the Company issued 1,040,000 shares of its common stock in exchange for 100% of equity interest of China Peregrine Enterprise, Limited
(CPEL). CPEL was a Texas limited partnership, which was created for the sole purpose of controlling the operation of a joint venture in Shanghai, China known as Green Food Peregrine Children's Food Co. Ltd.

Green Food Peregrine Children's Food Co. Ltd. (GFP) is a foreign investment equity joint venture with registered capital of US$5 million and established under the law of People's Republic of China on July 3, 1993. The Company accounted for 67.6%, China National Green Food Corporation accounted for 30%, and Amer-China, an Illinois limited partnership, accounted for 2.4% of the GFP's equity interest as of December 31, 1997. GFP has been focusing on providing better nutrition for infants and children in China through the development of advanced food technology and marketing expertise from the West. Currently, GFP is manufacturing and distributing dairy products in Shanghai, China and is developing a number of new and non-carbonated beverages for infants and school age children. GFP has intentions to operate in the cities with a population more than 2 million throughout China.

This issuance of the Company's common stock to the former CPEL's partners made the Company become an active operating entity. Generally accepted accounting principles requires that the company whose stockholders retain the majority interest in a combined business be treated as the acquirer for accounting purpose, therefore, this transaction has been accounted for as a "reverse acquisition" for financial reporting purposes. The relevant acquisition process utilizes the capital structure of Shakespeare Holdings, Inc. and the assets and liabilities of CPEL and its subsidiary are recorded at their historical cost.

CPEL is the continuing operating entity for financial reporting purposes and the financial statements prior to March 5, 1997 represent CPEL's financial position and results of operations. The assets of $1,785 and shareholders' equity of $1,785 of Shakespeare Holdings, Inc. are included as of March 5, 1997. Although CPEL is deemed to be the acquiring company for financial accounting and reporting purpose, the legal status of the Company as the surviving corporation does not change.

Concurrent with the reverse acquisition, the Company changed its corporate name from Shakespeare Holdings, Inc. to China Peregrine Food Corporation with headquarters located in West Palm Beach, Florida.

Basis of Accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which include the accounts of the Company and its subsidiary. All significant inter-company accounts and transactions have been eliminated in consolidation. The minority interest in the Chinese joint venture has been reported as a separate line item on the consolidated balance sheet. The consolidated financial statements are presented in U.S. dollars.

Revenue Recognition

The Company recognizes revenue when the risk of loss for the product sold passes to the customer which is generally when goods are shipped.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory Valuation

Inventory is stated at the lower of cost or market. Costs are determined on a first-in and first-out basis.

Foreign Currency Translation and Transactions

The financial position and results of operations of the Company's foreign subsidiary are determined using local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the prevailing exchange rate in effect at each year end. Contributed capital accounts are translated using the historical rate of exchange when capital injected. Income statement accounts are translated at the average rate of exchange during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in shareholders' equity. Gains and losses resulting from foreign currency transactions are included in operations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed primarily utilizing the straight-line method over the estimated useful lives of the assets as follows :


                                       Estimated Useful
                                             Life
                                          (in years)
                                       ----------------

Plant and building                            20
Machinery and equipment                       10
Computer, office equipment and furniture       5
Vehicles                                       5


Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts and any resulting gain or loss is included in the statement of income.

VAT Refund Receivable

The Company's subsidiary in China, GFP, is subject to value added tax (VAT) imposed by the Chinese government on its domestic sales. The output VAT is 17% for sales of chocolate milk and 13% for sales of fresh milk. The input VAT is paid when GFP purchases raw materials. According to the relevant government regulation, the input VAT can be offset against output VAT. The VAT payable account balance is the amount of output VAT reduced by the amount of input VAT on a cumulative basis. VAT refund receivable is the excess of input VAT over output VAT.

Construction in Progress

Construction in progress represents another plant in Beijing, China. The construction in progress is stated at cost. All direct costs relating to the construction of the plant are capitalized as long-term assets.

Proprietary Technology

The proprietary technology is composed mainly of patents and recipes for various milk products and other drinking products. The proprietary technology is being amortized over a period of ten years starting from April, 1995 when GFP began its commercial production in China.

Start Up Costs

Start up costs represents costs incurred in setting up the GFP headquarters and its plants in order to operate on a commercial basis. Such costs are capitalized and amortized over a period of five years from the date of commencement of business.

Use of  Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Among the more significant estimates included in these financial statements are the estimated allowance for doubtful accounts receivable and the deferred income tax asset allowance. Actual results could differ from those estimates.

Accounts Receivable and Concentration of Credit Risk

The Company's main business are manufacturing and distribution. During the normal course of business, the Company extends unsecured credit to its customers located in Shanghai area. The Company reviews its accounts receivable on a regular basis to determine if bad debt allowance is adequate at each year end. The Company maintains its cash accounts in high quality financial institution.

Fair Value of Financial Instruments

The carrying amount of cash, trade accounts receivable, notes receivable, trade accounts payable and accrued payable are reasonable estimates of their fair value because of the short maturity of these items. The carrying amounts of the Company's credit facilities approximate fair value because the interest rates on these instruments are subject to change with market interest rates.

Income Taxes

The Company accounts for income taxes using the liability method, which requires an entity to recognize deferred tax liabilities and assets. Deferred income taxes are recognized based on the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements which will result in taxable or deductible amounts in future years. Further, the effects of enacted tax laws or rate changes are included as part of deferred tax expenses or benefits in the period that covers the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized.

Earnings (Loss) Per Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). The statement replaces the calculation of primary and fully diluted earnings
(loss) per share with basic and diluted earnings (loss) per share. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. All earnings (loss) per share amounts have been restated to conform to the requirements of SFAS 128.

Stock-based Compensation

The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123). The Company adopts the intrinsic value method of accounting for employee stock options and disclose the pro forma impact on net income and earnings per share as if the fair value based method had been applied. For equity instruments, including stock options issued to non-employee, including directors, the fair value of the equity instruments or the fair value of the consideration received, whichever is more readily determinable, is used to determine the value of services or goods received and the corresponding charge to operations.

New Accounting Standards Not Adopted Yet

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statements that is displayed with the same prominence as other financial statements.

Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Both of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Due to the recent issuance of these standards, management has been unable to fully evaluate the impact, if any, they may have on future financial statement disclosures.

Statement of Financial Accounting Standards No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits" (SFAS No. 132) is effective for financial statements with fiscal years ending beginning after December 15, 1997; earlier application is permitted. The new standard revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures previously required when no longer useful. The Company does not expect the adoption of SFAS No. 132 to have a material effect, if any, on its financial position or results of operations.

Statement of Financial Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2000 to affect its financial statements.

The Accounting Standards Executive Committee issued Statement of Position ("SOP") 98-5 "Reporting on the Costs of Start-Up Activities" which will be effective for financial statements for fiscal years after December 15, 1998 and requires that costs of start-up activities, including organization costs, be expensed as incurred. In accordance with SOP 98-5, the Company expects to write off start up costs in its subsidiary in 1999.


               China Peregrine Food Corporation and Subsidiary
                 Notes To Consolidated Financial Statements

Note 1.  Inventory

Inventory consists of:


December 31,                    1996       1997
-------------------------------------------------

Raw materials                  $47,794    $69,678
Finished goods                   1,537      7,869
-------------------------------------------------
Total                          $49,331    $77,547
=================================================


Note 2.  Property, Plant and Equipment

Property, plant and equipment consists of:


December 31,                                    1996          1997
---------------------------------------------------------------------

Plant and buildings                          $  494,562    $  495,661
Machinery                                     1,291,079     1,306,070
Computer, office equipment and furniture         60,870       172,100
Vehicles                                        236,042       236,567
---------------------------------------------------------------------
                                              2,082,553     2,210,398
Accumulated depreciation and amortization      (318,851)     (518,257)
---------------------------------------------------------------------
Property, plant and equipment, net           $1,763,702    $1,692,141
=====================================================================


Note 3.  Bank Loan

On December 27, 1993, GFP entered into a loan contract with a state-owned commercial bank in China to obtain a loan of RMB7,500,000 (approximately US$905,819), which matured on December 26, 1996 at an interest rate of 12.24% per annum. The loan contract was guaranteed by China National Green Food Corporation. The contract specified that the Bank would impose a penalty interest rate if GFP failed to make proper repayments for this loan on a timely basis. The interest rate is subject to an annual change based on the notification from China Central Bank.

On December 26, 1996 GFP failed to pay the principal and relevant interest on a timely basis and was subject to a penal interest rate of 16.43% per annum on the unpaid accumulated interest as of December 31, 1997. GFP accordingly accrued interest payable of approximately RMB2,135,000 (approximately US$257,856) as of December 31, 1997.

In June 1998, the Company renegotiated the loan and reached agreement with the Bank on a new repayment schedule. The Bank agreed to extend the loan period to December 31, 1999 and that if GFP completes the following repayment schedule GFP will be released from the penalty interest rate imposed on the interest calculation. The new repayment schedule is as follows:

RMB1,040,000 (approximately US$125,606)          By December 31, 1998
RMB8,595,000 (approximately US$1,038,069)        By December 31, 1999

Note 4.  Long-Term Bank Loan

On December 1, 1994, GFP entered into a loan contract with another state-owned commercial bank in China to obtain a loan of RMB2,700,000 (approximately US$325,300), which will mature on December 31, 2001 at an interest rate of 9.9% per annum. The interest rate is subject to an annual change based on the notification from China Central Bank. The loan contract specified that the money should be used in connection with GFP's Beijing plant and was guaranteed by Chongqing Hotel, an affiliate company of China National Green Food Corporation. The loan contract stipulated that the Bank would have a right to impose a penalty interest rate if GFP used the money for a different project. In addition, the loan contract specified that the entire amount of RMB2,700,000 should be paid off as follows:

RMB500,000              By December 31, 1997
RMB500,000              By December 31, 1998
RMB500,000              By December 31, 1999
RMB500,000              By December 31, 2000
RMB700,000              By December 31, 2001

In December, 1997 GFP failed to pay the regular interest and relevant principal amount due. GFP was subject to a penalty interest rate of 12.43% per annum imposed on interest calculation. As of December 31, 1997, GFP accordingly accrued interest payable of RMB1,013,000 (approximately US$122,346).


                               1996        1997
--------------------------------------------------

Long term bank loan          $325,372    $ 326,095
Less:  current portion              -     (120,776)
--------------------------------------------------
                             $325,372    $ 205,319
==================================================


In June 1998, the Company renegotiated the loan and reached an agreement with the Bank on a repayment schedule. The Bank agreed that GFP would be released from the penalty interest rate imposed on interest calculation if GFP completes the following repayment schedule. The new repayment schedule is as follows:

RMB750,000  (approximately US$90,582)        By September 20, 1998
RMB420,000  (approximately US$50,726)        By December 20, 1998
RMB420,000  (approximately US$50,726)        By March 20, 1999
RMB420,000  (approximately US$50,726)        By June 20, 1999
RMB420,000  (approximately US$50,726)        By September 20, 1999
RMB420,000  (approximately US$50,726)        By December 20, 1999
The remaining balance, if any                By December 31, 1999

Note 5.  Related Party Transactions

a)  Related Party Loans from China National Green Food Company

During the organization period of GFP, China National Green Food Corporation, one of the three partners of GFP, wired RMB6,600,000 (approximate US$795,353) in the form of shareholder's loan to GFP to finance its activities. In April, 1996, China National Green Food Corporation wired another RMB2,000,000 (approximately US$241,016) in the form of shareholder's loan to GFP. All these shareholder's loans have been converted to paid-in capital to satisfy the registered capital requirements contained in the Article of Association of GFP. To date, a total of interest payable of RMB882,721 (approximately US$106,375) has been converted into paid-in capital as part of the registered capital under the name of China National Green Food Corporation.

In April and November 1996, China National Green Food Corporation loaned RMB350,000 (approximately US$42,178) and RMB200,000 (approximately US$24,101), respectively, to GFP to finance its working capital. An interest rate of 12.4% per annum was applied to determine relevant interest accrual. These two loans were being paid off in September and October, 1997, respectively.

b)  Amer-China's Consulting Fees

In 1996, Amer-China, one of three partners of GFP, provided GFP with consulting services, such as English translation and negotiation supporting services in the U.S., and charged a total of $36,000 to GFP. The amount was included in GFP's general and administrative expenses.

c)  Acquisition of Manor Products Corp. in 1997

In February, 1997 the Company issued 25,000 shares of common stock in exchange for a 100% equity of Manor Products Corp. (Manor). Manor was a Delaware company established on January 10, 1996. In early 1996, 80% equity of Manor was bought by the principal of the initial founding entity of the Company. Accordingly, this acquisition was regarded as a related party transaction.

d)  Related Party Loans from Shareholders of the Company

In January and March, 1997, one shareholder and three shareholders together provided loan of US$200,000 and US$1,315,000, respectively, to satisfy registered capital needs of GFP by the end of March, 1997. These two loans were paid off during May and June 1997 by using the proceeds of various stock offerings.

Note 6.  Income Taxes

For federal income tax purpose, income tax expense in 1996 for CPEL was passed through to the individual partners. From January 1 to March 5, 1997, CPEL did not have any operating activities.

The Company's subsidiary, GFP, is operating in China and subject to the Chinese Foreign Investment Enterprise Income Tax at the rate of 33%, of which 30% is attributed to central government and 3% to provincial government. In line with relevant income tax law, a foreign investment enterprise with an operating period of more than ten years is entitled to have a 100% income tax credit for two years and a 50% income tax credit for three years starting from the first profit-making year and the net operating losses can be carried forward for five years. The following tables reflect the consolidated income tax provision for the Company from March 1 to December 31, 1997.


Year ended December 31,            1997
---------------------------------------

Current
  Federal                          $  -
  Foreign                             -
---------------------------------------
                                   $  -
=======================================


The components of the net deferred tax assets and liabilities are as follows:


December 31,                                 1997
---------------------------------------------------

The U.S. Company
  Deferred tax assets:
    Net operating loss carryforwards    $   298,161
    Valuation allowance                    (298,161)
---------------------------------------------------
                                                  -
---------------------------------------------------
Foreign (China)
  Deferred tax assets:
    Bad debt allowance                        6,780
    Net operating loss carryforwards      1,303,234
    Valuation allowance                  (1,310,014)
---------------------------------------------------
                                        $         -
===================================================


Management is unable to determine whether the realization of the net deferred tax asset is more likely than not, therefore, a 100% valuation allowance has been established.

The difference between the effective tax rate and that computed under the federal statutory rate is as follows:


December 31,                                        1997
--------------------------------------------------------

Federal statutory rate                               34%
Utilization of net operating loss carryforwards     (34%)
-------------------------------------------------------
                                                      -
=======================================================


Note  7.  Commitments and Contingencies

Commitments

The Company's subsidiary in China, GFP, has leased the plant land and office building in Shanghai under operating leases expiring at June 30, 2043 and September 28, 1998, respectively.

Future minimum rental payments required under operating leases that have an initial or a remaining lease term in excess of one year at December 31, 1997 are as follows:


Year ending December 31,              Amount
--------------------------------------------

      1998                           $ 36,233
      1999                             36,233
      2000                             36,233
      2001                             36,233
      2002                             36,233
      Thereafter                      797,121
---------------------------------------------
                                     $978,286
=============================================


Rental expense for the years ended December 31, 1996 and 1997 was approximately $57,730 and $82,728.

Note 8.  Reorganizations and Recapitalization

(a) In February, 1997, the Company reorganized its members of the founding group. As a result, the total founders increased from one entity to three individuals and two entities. Consequently, 788,000 shares of common stock and 500,000 shares of preferred stock with a par value of $0.001 per share were issued to the newly joined founders.

      Each share of Series A preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders. Unless the Company pays or declares dividends with respect to common shares, the Company has no obligation to declare or pay dividends with respect to Series A preferred stock. Each share of Series A preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrence. At any time subsequent to December 31, 1997 the holder of each share of Series A preferred stock is allowed to convert all or part of the Series A preferred shares into corresponding shares of common stock.

(b) On March 5, 1997, the Company issued 1,040,000 shares of common stock in exchange for a 100% equity of China Peregrine Enterprises, Limited
(CPEL). CPEL was, a Texas limited partnership, set up to manage its interest in the China operation conducted by a Chinese joint venture known as Green Food Peregrine Children's Food Co. Ltd. (GFP). As the two major partners of CPEL were members of the founding group of the reorganized Company, this reverse acquisition was reported as a related party transaction and accounted for in a manner similar to a pooling of interest.

The following table presents all outstanding shares of common stock and Series A preferred stock before the reverse acquisition transaction closed:


                                            Series A
                                         Preferred Stock         Common Stock       Additional
                                        -----------------    -------------------     Paid-in
                                        Shares     Amount    Shares       Amount     Capital      Total
--------------------------------------------------------------------------------------------------------

Beginning balance at January 1, 1997          -    $  -        472,000    $  472       $  -       $  472
Issuance of Series A Preferred Stock    500,000     500              -         -          -          500
Issuance of common stock to new
 founders                                     -       -        788,000       788          -          788
Issuance of common stock to acquire
 Manor Products Corp.                         -       -         25,000        25          -           25
--------------------------------------------------------------------------------------------------------
Total shareholders' equity              500,000    $500      1,285,000    $1,285       $  -       $1,785
========================================================================================================


Note  9.  New Issuance of Common Stock and Preferred Stock in 1997

(a) On March 15, 1997, the Company issued 1,260,000 shares of Series B preferred stock with a stated value $1.00 per share to three shareholders after they assumed the Company's obligation to repay approximately $1,260,000 for an outstanding line of credit owed by CPEL to a Tennessee-based financial institution. The outstanding line of credit was incurred during 1995 and 1996 in connection with operation of CPEL and was paid off in full in October, 1997.

      The shares of Series B preferred stock have three features. First, each share of Series B preferred stock is convertible into one share of common stock, as adjusted, for such things as stock split, stock dividends and other similar dilutive occurrence. At any time subsequent to December 31, 1998 the holder of each share of Series B preferred stock, is allowed to convert all of part of the Series B preferred shares into corresponding shares of common stock. Second, each share of Series B preferred stock entitles its holder to accumulate dividends at 9% per annum even if the dividends are payable only upon dissolution and liquidation of the Company and redemption called by the Company. However, each share of Series B preferred stock entitles its holder to receive dividends at the same rate paid to common shareholders if the Company declares or pays dividends to common shareholders. Third, the shares of Series B preferred stock are redeemable at $1.00 per share totaling $1,260,000 called by the Company any time after December 31, 1998.

(b) On May 31, 1997, the Company closed a Rule 504, Regulation D limited public offering of 975,000 units (each unit consisting of one share of common stock and a warrant for one share of common stock) at $1.00 per unit. The net proceeds of this offering amounted to $975,000. These funds were utilized to repay shareholders' loans to the Company, the proceeds of which were utilized to satisfy the registered capital requirements of GFP.

      (b) Subsequent to the Rule 504, Regulation D offering, the Company conducted a Rule 144 private placement to issue 1,520,000 shares of common stock at $1.00 per share. The investor group involved in this Rule 144 offering was made up largely of the same investor group involved with the Rule 504, Regulation D offering. The total proceeds from this private placement amounted to $1,520,000.

(d) During 1997, the Company incurred consulting, legal and accounting expenses relating to these two fund raising activities, and other directors' fees and travel expenses. In order for the Company to pay these expenses and discharge the obligation to pay the legal expenses incurred in 1995 and 1996 by CPEL, it issued a total of 469,000 shares of common stock at $1.00 per share. These non-cash transactions are presented as follows:


                                                              Common Stock      Additional
                                                             ----------------    Paid-in
                                                   Date      Shares    Amount    Capital      Total
-----------------------------------------------------------------------------------------------------

Assumption of CPEL's accrued legal fees          03/15/97    200,000    $200    $199,800    $200,000
Issuance of stock for legal fees relating to
 fund raising                                    03/30/97     15,000      15      14,985      15,000
Issuance of stock for stock promotion service    04/15/97    100,000     100      99,900     100,000
Issuance of stock for stock promotion service    05/01/97     35,000      35      34,965      35,000
Issuance of stock for stock promotion service    06/01/97     10,000      10       9,990      10,000
Issuance of stock for consulting service         07/01/97     24,000      24      23,976      24,000
Issuance of stock for accounting service         10/01/97     15,000      15      14,985      15,000
Issuance of stock for consulting service         10/15/97     25,000      25      24,975      25,000
Issuance of stock for a directors' fee           11/01/97     25,000      25      24,975      25,000
Issuance of stock for travel expense             11/17/97     20,000      20      19,980      20,000
----------------------------------------------------------------------------------------------------
                                                             469,000    $469    $468,531    $469,000
====================================================================================================


Note 10.  Stock Warrants and Options

The Company issued warrants for 975,000 shares of common stock as part of the units sold in the Rule 504, Regulation D limited public offering. These warrants may be exercised at any time after May 31, 1998, and from time to time thereafter through and including March 31, 1999.

During 1997, the Company signed a total of four stock options agreements with certain shareholders and non-employee directors. These warrants and four stock option agreements are summarized as follows:


                                            Warrants/
                                  Grant      Options    Exercise    Vesting    Expiration
                                   Date      Granted      Price     Period        Date
                                 --------------------------------------------------------

Warrants issued in Rule 504
 Regulation D offering           5/31/97      975,000     $5.00    12 months    3/31/1999
                                            ---------
Agreement One                    4/29/97    1,005,533     $1.00       None      4/28/2002
Agreement Two                    4/30/97    2,000,000     $1.00       None      4/29/2002
Agreement Three                  10/1/97       25,000     $1.00       None      9/30/2002
Agreement Four                   10/1/97       15,000     $1.00       None      9/30/2002
                                            ---------
Total options granted in 1997               3,045,533
                                            =========


The Company adopted FAS 123 to account for its stock warrants and options granted during 1997. Accordingly, a compensation cost of $205,979 has been recognized for the options granted to non-employee directors.

A summary of the status of the Company's stock options and warrants as of December 31, 1997 and changes during the year then ended are presented below:


                                                           Weighted Average
                                                Shares     Exercise Price
---------------------------------------------------------------------------

Outstanding at January 1, 1997                         -              -
Granted                                        4,020,533          $1.97
-----------------------------------------------------------------------
Outstanding at December 31, 1997               4,020,533          $1.97
=======================================================================
Options exercisable at December 31, 1997       3,045,533          $1.00
=======================================================================
Weighted average fair value of options and
 warrants granted during 1997                  4,020,533          $0.19
=======================================================================


The following table summarizes information about stock options and warrants outstanding at December 31, 1997:


                       Warrants/Options Outstanding           Options Exercisable
                  --------------------------------------    ----------------------
                                   Weighted
                                   Average      Weighted                   Weighted
                                  Remaining     Average                     Average
                     Number      Contractual    Exercise       Number      Exercise
Exercise Price    Outstanding        Life         Price     Exercisable       Price
-----------------------------------------------------------------------------------

     $1.00        3,045,533       4.34 Yrs.       $1.00      3,045,533       $1.00
     $5.00          975,000       1.25 Yrs.       $5.00              -           -
                  ---------                                  ---------
                  4,020,533         3.59          $0.19      3,045,533       $1.00
                  =========                                  =========


Note 11.  Subsequent Events

a)  Issuance of Additional Equity Securities

1) On January 15, 1998, the Company issued 50,000 shares of common stock at $1.00 per share in exchange for stock promotion services provided by a capital service company.

2) On February 2, 1998, the Company issued 5,272 shares of common stock at $2.25 per share to an individual in exchange for his services in connection with the furnishing of the Company's corporate office.

3) On May 2, 1998, the Company issued 557,000 units (each unit composed of one share of common stock and one warrant to purchase one share of common stock) at a price of $2.50 per unit, pursuant to a private offering in accordance with the exemption provided in Rule 506, Regulation D. The net proceeds of this offering were $1,387,500. Among the 557,000 shares issued, 2,000 shares were issued in exchange for accounting service. The holders of such warrants are entitled to purchase, from time to time, up to 557,000 shares of common stock, per value $0.001 per share, at an exercise price of $1.00 per share, at any time after June 30, 1998 and through and including June 30, 2003.

4) On February 19, 1998, the Company issued 120,000 shares of common stock at a price of $1.00 per share to Amer-China Partners, Limited (ACPL) pursuant to a signed agreement dated October 1, 1997 to acquire ACPL's entire interest and right (2.4%) in and to the Green Food Peregrine Children's Food Co. Ltd.

b)  Increase in Registered Capital in Chinese Joint Venture

On May 2, 1998, the Company approved and ratified an agreement between the Company and China National Green Food Corporation to satisfy the need for additional capital for GFP by the contribution of $1,500,000 by the Company over the next 18 months. This contribution will constitute an increase in the registered capital in GFP attributed to the Company and a commensurate increase in the equity holding of the Company in GFP from 70% (after the approval of the Company's acquisition of ACPL's equity interest) to 76.92%. In addition, the right to match this additional capital contribution to maintain the status quo of the investment has been waived by China National Green Food Corporation.

In line with Chinese government regulations, the change of investment ratio in GFP must be approved by the Ministry of Foreign Trade and Economic Cooperation (MOFTEC) in China. Therefore, the Company has agreed to provide an interim loan of $500,000 in tranches to GFP and convert this loan into registered capital upon obtaining MOFTEC's approval.

c)  Acquisition of Hangzhou Meilijian

On June 18, 1998, the Company entered into a definitive agreement with American Flavors China, Inc., a U.S.-based entity, to acquire its 52% of equity interest in Hangzhou Meilijian Dairy Products Co. Ltd. The Boards of Directors of both companies and of the joint venture have approved the acquisition. Hangzhou Dairy Co. Ltd., a state-owned enterprise in Zhejian Province of China, controls the remaining 48% of equity interest in Hangzhou Meilijian. The aforesaid acquisition agreement is subject to approval by the local government which is presently pending.

The terms of the acquisition agreement are as follows: 1) to assume $285,000 of the debt of American Flavors China, Inc., 2) to pay cash of $210,000, and 3) to issue 1,513,685 shares of the Company's common stock to American Flavors China, Inc. Hangzhou Meilijian is a foreign investment enterprise established under the law of People's Republic of China with over 420 employees and has accounted for 85% of the market of dairy and juice products among its many distribution outlets in Hangzhou. The Hangzhou metropolitan area has a total population of 5.8 million including 240 schools. Total sales revenue for the calendar year of 1997 was approximately $6,240,000.


PART F/S - INTERIM FINANCIAL STATEMENTS (Unaudited)
            FOR THE PERIOD JANUARY 1, 1998 TO JUNE 30, 1998



               China Peregrine Food Corporation and Subsidiary
                   Unaudited Interim Financial Statements




                                                 December 31,     June 30,
                                                     1997           1998
                                                 --------------------------
                                                   (Audited)     (Unaudited)

Assets

Current assets:
  Cash and cash equivalents                      $  435,630      $1,180,017
  Accounts receivable, less allowances for
   doubtful accounts of $20,546 and $28,131         390,132         390,934
  Other receivable                                   18,135         107,330
  Inventory                                          77,547          55,272
  VAT refund receivable                              31,525             976
  Prepaid expenses                                  119,611          91,743
  Deposits                                           24,693           5,000
                                                 --------------------------
    Total current assets                          1,097,273       1,831,272

Property, plant and equipment, net                1,692,141       1,595,163
Construction in progress                            138,501         137,997
Proprietary technology, net                          60,593          56,210
Start up cost, net                                  428,389         331,980
                                                 --------------------------
Total assets                                     $3,416,897      $3,952,622
                                                 ==========================

Liabilities and Shareholders' Equity
Current liabilities:
  Bank loan                                      $  905,819      $  902,527
  Current portion of long-term bank loan            120,776         120,337
  Accounts payable                                  215,381         176,362
  Accrued liabilities                               800,064       1,204,505
  Advances from customers                            10,681             302
  Dividends payable                                  85,050         141,750
                                                 --------------------------
Total current liabilities                         2,137,771       2,545,783

Long-term bank loan                                 205,319         204,573
                                                 --------------------------
Total liabilities                                 2,343,090       2,750,356

Minority interest                                   265,831          35,916

Shareholders' Equity
  Series A convertible preferred stock; par
   value $0.001 per share, 500,000 shares
   authorized, 500,000 shares issued and
   outstanding                                          500             500
  Series B convertible, 9% cumulative, and
   redeemable preferred stock; stated value
   $1.00 per share, 1,260,000 shares
   authorized, 1,260,000 shares issued and
   outstanding, redeemable at $1,260,000          1,260,000       1,260,000
  Common stock; par value $0.001 per share,
   20,000,000 shares authorized, 6,021,000
   and 5,289,000 shares issued and outstanding        5,289           6,021
  Additional paid-in capital                      4,075,130       5,648,760
  Accumulated deficit                            (4,370,266)     (5,578,921)
  Translation adjustments                          (162,677)       (170,010)
                                                 --------------------------
Total shareholders' equity                          807,976       1,166,350
                                                 --------------------------

Total liabilities and shareholders' equity       $3,416,897      $3,952,622
                                                 ==========================


See accompanying to consolidated financial statements.


                                                        Six Months    Six Months
                                                          Ended         Ended
                                                         June 30,      June 30,
                                                           1997          1998
--------------------------------------------------------------------------------
                                                        (Unaudited)   (Unaudited)

Revenues                                                $ 311,793    $   402,993
Cost of goods sold                                       (387,613)      (459,611)
--------------------------------------------------------------------------------
Gross margin                                              (75,820)       (56,618)
Selling expense                                          (222,131)      (157,726)
General and administrative expense                       (674,148)      (989,095)
--------------------------------------------------------------------------------
Loss from operations                                     (972,099)    (1,203,439)
Other income (expense):
  Interest expense, net                                   (38,434)      (115,079)
  Other                                                    20,934         51,516
  Adjustment for prior period net losses attributed
   to 2.4% minority interest acquired during 1998               -        (94,533)
--------------------------------------------------------------------------------
Loss before income taxes                                 (989,599)    (1,361,535)
Income taxes                                                    -              -
--------------------------------------------------------------------------------
Loss before minority interest                            (989,599)    (1,361,535)
Less: loss attributable to minority interest              244,789        209,581
--------------------------------------------------------------------------------
Net loss                                                $(744,810)   $(1,151,954)
Dividends accrued for Series B preferred stock                  -        (56,700)
--------------------------------------------------------------------------------
Net loss applicable to common shares                    $(744,810)   $(1,208,654)
================================================================================
Loss per share                                          $    (.33)   $      (.22)
================================================================================
Weighted average number of common shares outstanding    2,227,762      5,591,678
================================================================================


See accompanying notes to consolidated financial statements.


                                                         Six Months      Six Months
                                                            Ended           Ended
                                                          June 30,        June 30,
                                                            1997            1998
                                                         ---------------------------
                                                         (Unaudited)     (Unaudited)

Cash flows from operating activities
  Net loss                                               $  (744,810)    $(1,208,654)

  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Depreciation and amortization                            207,489         234,284
    Provision for bad debts                                        -           7,584
    Issuance of stock in exchange for services               160,000          66,862
    Adjustment for prior period net losses attributed
     to 2.4% minority interest acquired during 1998                -          94,533
        Minority interest                                   (244,789)       (209,581)
    Increase (decrease) from changes in:
      Accounts receivable                                    (18,763)         (8,387)
      Other receivable                                      (101,853)        (89,195)
      Inventory                                                2,425          22,275
      VAT refund receivable                                    7,839          30,550
      Prepaids and other assets                             (104,266)         47,562
      Accounts payable                                      (165,042)        (39,019)
        Advances from customers                               11,029         (10,379)
      Accrued liabilities                                     11,734         404,441
        Dividends payable                                     28,350          56,700
                                                         ---------------------------
Net cash used in operating activities                       (950,657)       (600,424)
                                                         ---------------------------

Cash flows from investing activities
  Additions to fixed assets                                        -          (5,690)
                                                         ---------------------------
Net cash used in investing activities                              -          (5,690)
                                                         ---------------------------
  Repayment of bank loan                                     (33,549)         (3,731)
  Proceeds of issuance of Series A Preferred stock               500               -
  Proceeds of Rule 504 Regulation D offering                 975,000               -
  Proceeds of founders' common stock                           1,285               -
  Proceeds of Rule 144 offering                            1,320,000               -
  Proceeds of Rule 506 Regulation D offering                       -       1,387,500
                                                         ---------------------------
Net cash provided by financing activities                  2,263,236       1,383,769
                                                         ---------------------------
Effect of exchange rate changes on cash                        4,316         (33,268)
                                                         ---------------------------

Net increase in cash and cash equivalents                  1,316,895         744,387
Cash and cash equivalents, beginning of period                58,186         435,630
                                                         ---------------------------
Cash and cash equivalents, end of period                 $ 1,375,081     $ 1,180,017
                                                         ===========================
Cash paid during the period:
  Interest                                               $  (115,079)    $   (38,434)
  Income taxes                                                  0.00            0.00
                                                         ===========================


Supplemental disclosure of non-cash activities:

In January 1998, the Company issued 50,000 shares of common stock at $1.00 per share in exchange for stock promotion services provided by a capital service company.

On February 2, 1998, the Company issued 5,272 shares of common stock at $2.25 per share to an individual in exchange for his services in connection with the furnishing of the Company's corporate office.

On February 19, 1998 the Company issued 120,000 shares of common stock at a price of $1.00 per share to Amer-China Partners, Limited (ACPL) pursuant to a signed agreement dated October 1, 1997 to acquire ACPL's entire interest and rights (2.4%) in and to the Green Food Peregrine Children's Food Co. Ltd.

On May 2, 1998 during the process of Rule 506 Regulation D offering, the Company issued 2,000 shares of common stock in exchange for accounting services provided by two existing shareholders.

See accompanying notes to consolidated financial statements.

Organization and Business

China Peregrine Food Corporation (the Company) was incorporated under the laws of the State of Delaware on April 26, 1996. The company has invested in an equity joint venture in China known as Green Food Peregrine Children Food Co. Ltd.

Green Food Peregrine Children's Food Co. Ltd. (GFP) is a foreign investment equity joint venture with registered capital of US$5 million and established under the law of People's Republic of China on July 3, 1993. Among the equity interest of GFP, the Company accounted for 70% and China National Green Food Corporation accounted for 30% as of June 30, 1998. GFP has been focusing on providing better nutrition for infants and children in China through the development of advanced food technology and marketing expertise from the West. Currently, GFP is manufacturing and distributing dairy products in Shanghai, China and is developing a number of new and non-carbonated beverages for infants and school age children. GFP has intentions to operate in the cities with a population more than two million throughout China.

Note 1 - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. All significant inter-company accounts and transactions have been eliminated in consolidation. The minority interest in the Chinese joint venture has been reported as a separate line item on the consolidated balance sheet. The consolidated financial statements are presented in U.S. dollars. Accordingly, the accompanying financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the six months period ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report for the year ended December 31, 1997.

Note 2 - Income Taxes

As of December 31, 1997, for federal income tax purposes, the Company had approximately $876,944 in net operating loss carryforwards expiring through 2012. The annual utilization of the operating loss carryforward may be significantly limited due to the adverse resolution, if any, with respect to the loss carryover provisions of Internal Revenue Code Section 382 in connection with certain stock issuance by the Company.

Note 3 - Related Party Transactions

During the process of Rule 506 Regulation D offering, 2,000 shares were issued in exchange for accounting services provided by two existing shareholders.

On February 19, 1998 the Company issued 120,000 shares of common stock at a price of $1.00 per share to Amer-China Partners, Limited (ACPL) pursuant to a signed agreement dated October 1, 1997 to acquire ACPL's entire interest and rights (2.4%) in and to the Green Food Peregrine Children's Food Co. Ltd.

On May 2, 1998, the Company approved and ratified an agreement between the Company and China National Green Food Corporation to satisfy the need for additional capital for GFP by the contribution of $1,500,000 by the Company over the next 18 months. This contribution will constitute an increase in the registered capital in GFP attributed to the Company and a commensurate increase in the equity holding of the Company in GFP from 70% (after the approval of the Company's acquisition of ACPL's equity interest) to 76.92%. In addition, the right to match this additional capital contribution to maintain the status quo of the investment has been waived by China National Green Food Corporation.

In line with Chinese government regulations, the change of investment ratio in GFP must be approved by the Ministry of Foreign Trade and Economic Cooperation (MOFTEC) in China. Therefore, the Company has agreed to provide an interim loan of $500,000 in tranches to GFP and convert this loan into registered capital upon obtaining MOFTEC's approval. As of June 30, 1998 the company advanced US $50,000 to GFP.

Note 4 - Transactions in Shareholders' Equity

On January 15, 1998, the Company issued 50,000 shares of common stock at $1.00 per share in exchange for stock promotion services provided by a capital service company.

On February 2, 1998, the Company issued 5,272 shares of common stock at $2.25 per share to an individual in exchange for his services in connection with the furnishing of the Company's corporate office.

On May 2, 1998, the Company issued 557,000 units (each unit composed of one share of common stock and one warrant to purchase one share of common stock) at a price of $2.50 per unit, pursuant to a private offering in accordance with the exemption provided in Rule 506, Regulation D. The net proceeds of this offering were $1,387,500. The holders of such warrants are entitled to purchase, from time to time, up to 557,000 shares of common stock, per value $0.001 per share, at an exercise price of $1.00 per share, at any time after June 30, 1998 and through and including June 30, 2003.

Note 5 - Subsequent Events

On June 18, 1998, the Company entered into a definitive agreement with American Flavors China, Inc., a U.S.-based entity, to acquire its 52% of equity interest in Hangzhou Meilijian Dairy Products Co. Ltd. On July 31, 1998 the Board of Directors of Hangzhou Meilijian approved the acquisition.

Hangzhou Dairy Co. Ltd., a state-owned enterprise in Zhejian Province of China, controls the remaining 48% of equity interest in Hangzhou Meilijian. The aforesaid acquisition agreement is subject to approval by the local government approval authority that is presently pending.

The terms of the acquisition agreement requires the company: 1) to assume $285,000 of the debt of American Flavors China, Inc., 2) to pay cash of $210,000, and 3) to issue 1,513,685 shares of the Company's common stock to American Flavors China, Inc. Hangzhou Meilijian is a foreign investment enterprise established under the law of People's Republic of China with over 420 employees and has accounted for 85% of the market of dairy and juice products among its many distribution outlets in Hangzhou. Total sales revenue of Hangzhou Meilijian for the calendar year of 1997 was approximately $6,240,000.


PART III

ITEM 1 - INDEX TO EXHIBITS

Copies of the following documents are included as exhibits to this Form 10-SB pursuant to item 601 of Regulation S-B.


           SEC
Exhibit    Reference
No.        No.          Title of Document                         Location
-------    ---------    -----------------                         --------

1a         2            Asset Purchase Agreement                  Page  III-1
                        China Peregrine Enterprises, Limited

1b         2            Interim Agreement to Operate
                        China Peregrine Project                   Page III-

2a         3(i)         Articles of Incorporation                 Page III-

2b         3(i)         Amended Articles (name change)            Page III-

3          3(ii)        Restated Bylaws                           Page III-
                        China Peregrine Food Corporation

4a         4            Rights of Equity Holders                  Page III-
                        Common - Articles of Incorporation

4b         4            Preferred, Series A and B Designation     Page III-

5          10           Material Contracts                        Page III-
                        Green Food Joint Venture Contract

6          10           Material Contracts                        Page III-
                        Hangzhou Meilijian Joint
                        Venture Contract

7a         10           Material Contracts                        Page III-
                        Asset Purchase Agreement
                        American Flavors China, Inc.

7b         10           First Amendment (1-28-98)                 Page III-

7c         10           Second Amendment (6-19-98)                Page III-

8          21           Subsidiaries                              Page III-
                        Articles of Association
                        Green Food Peregrine

9          21           Subsidiaries                              Page III-
                        Articles of Association
                        Hangzhou Meilijian

10         27           Financial Data Schedule                   Page III-



In accordance with Section 12 of the Securities Exchange Act of 1934, China Peregrine Food Corporation has caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

                                       CHINA PEREGRINE FOOD CORPORATION


                                       By: /S/ Roy G. Warren, President



In accordance with Section 12 of the Securities Exchange Act of 1934, China Peregrine Food Corporation has caused this registration statement to be signed on its behalf by the undersigned in the capacities and on the dates stated.


Signature              Title                  Date
---------              -----                  ----

/S/ Charles Beech      Chairman, Director     November 6, 1998

/S/ Roy G. Warren      President, Director    November 6, 1998

/S/ Susan Lurvey       Secretary, Treasurer   November 6, 1998
